UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

20549
FORM
6-K
Report of Foreign Private

Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the period ended
30 June 2022
Commission File Number
001-14642
ING Groep N.V.
Bijlmerdreef 106
1102 CT
Amsterdam
The
Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form

20-F or Form
40- F.
Form 20-F [x]

Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
[ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
[ ]
This Report on Form 6-K is hereby incorporated by reference

into the Registration Statements

on Form S-8 (Nos.
333-92220, 333-81564, 333-108833, 333-125075, 333-137354, 333-149631, 333-158154, 333-158155, 333-
165591, 333-168020, 333-172919, 333-172920, 333-172921 and 333-215535) and in the registration statement on Form F-3 (No. 333-248407) of ING Groep N.V.

and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

ING GROUP
Condensed consolidated interim

financial
information for

the six month period ended 30
June 2022 on Form 6-K

PRESENTATION

OF INFORMATION
The condensed consolidated interim financial statements

included in this report on Form 6-K are prepared in
accordance with International Accounting Standard 34 ‘Interim

Financial Reporting’ as adopted by the
International Accounting Standards Board (‘IFRS

-IASB’). In preparing the financial statements in this document, except as described otherwise, the same accounting principles are applied as in ING Groep N.V.’s

Annual Report
on Form 20-F for the year ended 31 December 2021 (the “2021 Form 20-F”).
In this document, references to "ING Groep N.V.",

"ING Groep" and "ING Group" refer to ING Groep N.V.

and
references to "ING", the "Company", the "Group",

"we" and "us" refer to ING Groep N.V.

and its consolidated
subsidiaries. ING presents its consolidated financial statements in euros,

the currency of the European Economic
and Monetary Union. Unless otherwise specified or the context otherwise requires, references to “$”,

“US$” and
“Dollars” are to the United States dollars and references

to “EUR” and “€” are to euros.

ING prepares financial information in accordance with International

Financial Reporting Standards as issued by
the International Accounting Standards Board (“IFRS-IASB”) for

purposes of reporting with the U.S. Securities and
Exchange Commission (“SEC”), including financial information contained in the 2021 Form 20-F.

ING Group’s
accounting policies and its use of various options under IFRS-IASB are described under ‘Principles of valuation and determination of results’ in the consolidated financial statements contained in the 2021 Form 20-F.

In this
document the term “IFRS-IASB” is used to refer to IFRS

-IASB as applied by ING Group.

The published 2022 Interim Accounts of ING Group, however,

are prepared in accordance with IFRS-EU. IFRS-EU
refers to International

Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU (“IFRS-EU”).
IFRS-EU differs from IFRS-IASB,

in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and
Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. For an explanation of the
differences between IFRS-IASB and IFRS-EU, see page

F-266 of the 2021 Form 20-F. Other than

for the purpose of
SEC reporting, ING Group intends to continue to prepare

its Annual Accounts under IFRS-EU. For a reconciliation
between IFRS-EU and IFRS-IASB as of and for the years ended 31 December 2021, 2020 and 2019, see Note 1.2.2 to the consolidated financial statements contained

in the 2021 Form 20-F.

For a reconciliation

between IFRS-EU
and IFRS-IASB as of and for the six months ended 30 June 2022, see Note “Basis of preparation and accounting policies” of this document.

Capital measures included in this document are based on IFRS-EU, as this is the primary accounting basis for statutory and regulatory reporting used by ING Group.
Certain amounts set forth herein, such as percentages, may

not sum due to rounding.

CAUTIONARY STATEMENT

WITH RESPECT TO

FORWA

RD-LOOKING STATEMENTS
Certain of the statements contained herein

are not historical facts, including, without limitation, certain statements made of future expectations

and other forward-looking statements that

are based on management’s
current views and assumptions and involve known and unknown risks and uncertainties that could cause actual
results, performance or events to differ materially

from those expressed or implied in such statements. Actual
results, performance or events may differ

materially from those in such statements due to a number of factors, including, without limitation,
•

changes in general economic conditions and customer behaviour,

in particular economic conditions in
ING’s core markets,

including changes affecting currency exchange rates

and the regional and global
economic impact of the invasion of Russia into Ukraine and related international response measures
•

effects of the Covid-19 pandemic and related response measures, including lockdowns and travel
restrictions, on economic conditions in countries in which ING operates, on ING’s business and
operations and on ING’s employees, customers

and counterparties
•

changes affecting interest rate

levels

•

any default of a major market participant and related

market disruption

•

changes in performance of financial markets, including in Europe and developing markets

•

fiscal uncertainty in Europe and the United States

•

discontinuation of or changes in ‘benchmark’ indices

•

inflation and deflation in our principal markets

•

changes in conditions in the credit and capital markets generally,

including changes in borrower and
counterparty creditworthiness

•

failures of banks falling under the scope of state

compensation schemes

•

non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof

•

geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities ,

including in connection with the invasion of Russia into Ukraine and related international response measures

•

legal and regulatory risks in certain countries with less developed legal and regulatory frameworks

•

prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on
dividends and distributions, (also among members of the group)

•

regulatory consequences of the United Kingdom’s

withdrawal from the European Union, including
authorizations and equivalence decisions

•

ING’s ability to meet minimum capital and other prudential regulat ory requirements
•

changes in regulation of US commodities and derivatives businesses of ING and its customers

•

application of bank recovery and resolution regimes, including write-down and conversion powers in
relation to our securities

•

outcome of current and future litigation, enforcement

proceedings, investigations or other regulatory
actions, including claims by customers or stakeholders

who feel misled or treated unfairly,

and other
conduct issues

•

changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax
laws, including FATCA

•

operational and IT risks, such as system disruptions or failures,

breaches of security, cyber-attacks,
human error,

changes in operational practices or inadequate controls including in respect of third parties
with which we do business

•

risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation
and regulation related to cybersecurity and data

privacy

•

changes in general competitive factors, including ability to increase or maintain market share

•

inability to protect our intellectual property and infringement claims by third parties
•

inability of counterparties to meet financial obligations or ability to enforce rights against such
counterparties

•

changes in credit ratings

•

business, operational, regulatory,

reputation, transition and other risks and challenges in connection with climate change and ESG-related matters
•

inability to attract and retain key

personnel

•

future liabilities under defined benefit retirement plans

•

failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines

•

changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and

•

the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V.

(including
the Risk Factors contained therein) and ING’s

more recent disclosures, including press releases, which
are available on www.ing.com.
This report contains inactive textual addresses to internet

websites operated by us and third parties. Reference
to such websites is made for information purposes only,

and information found at such websites is not
incorporated by reference

into this report. ING does not make any representation

or warranty with respect to
the accuracy or completeness of,

or take any responsibility for,

any information found at any websites

operated
by third parties. ING specifically disclaims any liability with respect to any information found at websites
operated by third parties. ING cannot guarantee that

websites operated by third parties remain available
following the filing of this report or that any information found at such websites will not change following the
filing of this report. Many of those factors are beyond

ING’s control.

Any forward looking statements

made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward

-looking statements, whether as a result of new
information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the
United States or any other jurisdiction.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
Contents
Interim Report
Introduction
7
ING Group consolidated results
7
Risk Management

Risk management
14
Business environment
14
Credit risk
16
Market risk
26
Other risks and uncertainties
28
Condensed consolidated interim financial statements

Consolidated statement of financial position
29
Consolidated statement of profit or loss
30
Consolidated statement of comprehensive income
31
Consolidated statement of changes in equity
32
Consolidated statement of cash flows
34
Notes to the Condensed consolidated interim financial statements
1
Basis of preparation and accounting policies
36
2
Financial assets at fair value through profit or loss
40
3
Financial assets at fair value through other comprehensive income
40
4
Loans and advances to customers
42
5
Investments in associates and joint ventures
42
6
Intangible assets
44
7
Financial liabilities at fair value through profit or loss
44
8
Debt securities in issue
44
9
Subordinated loans
45
10
Equity
45
11
Net interest income
47
12
Net fee and commission income
48
13
Valuation results and net trading income
48
14
Other income
48
15
Other operating expenses
49
16
Earnings per ordinary share
49
17
Dividend per ordinary share
50
Additional notes to the Condensed consolidated interim financial statements
18
Segments
51
19
Fair value of assets and liabilities
57
20
Legal proceedings
65
21
Consolidated companies and businesses acquired and divested
66
22
Capital management
67
23
Subsequent events
67

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 7
Interim report
Introduction
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. ING Bank’s more than 57,000

employees offer retail and wholesale banking services to
customers in over 40 countries. The group consists of ING Groep

N.V.,

ING Bank N.V.

and other group entities.
Application of IAS 29 (hyperinflation accounting)
As the cumulative inflation in Turkey

over the last three years has exceeded

100%, ING Group will apply IAS 29
(‘Financial Reporting in Hyperinflationary Economies’) to the consolidation of its subsidiary in Turkey,

effective as
of 1 January 2022 and likely to be applied in the coming periods.
The application of IAS 29 resulted in a negative accounting impact on ING Group’s net result in the first six
months of 2022 of €-244 million, reflecting the adjustments for changes in the general purchasing power of the
Turkish lira. This negative

impact in P&L is more than offset by a positive adjustment in equity.

Therefore, the
impact from hyperinflation accounting on CET1 capital is slightly positive. The negative accounting impact on P&L
is recorded in the Corporate Line and is largely reflected

in other income (€-247 million), in net interest income
(€+15 million) and in operating expenses (€+11 million).
Furthermore, the first half of 2022 results include €32 million in the Corporate Line for the impairment of the
goodwill allocated to Turkey,

recorded in operating expenses.
In line with ING’s distribution policy,

the combined impact of €-277 million for the application of hyperinflation accounting and the goodwill impairment is treated as a significant item not linked to the normal course of
business. It will therefore not affect resilient

net profit and shareholders’ distribution.
ING Group consolidated results
ING Group: Consolidated profit or loss account
in EUR million
6 month period (1 January to 30 June)
Total ING Group
of which: Adjustment of
the IFRS-EU 'IAS 39 carve
out'
of which: Total ING
Group IFRS-EU
2022 2021 2022 2021 2022 2021
Net interest income
7,082 7,021 202 169 6,880 6,853
Net fee and commission income
1,822 1,710 1,822 1,710
Total investment

and other income
8,973 1,444 8,393 788 580 656
Total income
17,876 10,175 8,594 956 9,282 9,219
Expenses excl. Regulatory costs
4,820 4,801 4,820 4,801
Regulatory costs
863 759 863 759
Operating expenses
5,682 5,560 5,682 5,560
Gross result
12,194 4,615 8,594 956 3,599 3,659
Addition to loan loss provisions
1,189 131 1,189 131
Result before tax
11,005 4,484 8,594 956 2,411 3,528
Taxation
3,180 1,265 2,456 260 724 1,005
Non-controlling interests
80 59 80 59
Net result ING Group
7,745 3,161 6,139 697 1,606 2,464
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using
results based on figures according to IFRS-EU. The Executive

Board and the Management Board Banking consider
this measure to be relevant to an understanding

of the Group’s financial performance, because

it allows
investors to understand

the primary method used by management to evaluate the Group’s operating
performance and make decisions about allocating resources. In addition, ING Group believes that the
presentation of results in accordance with IFRS-EU helps investors compare its segment performance on a
meaningful basis by highlighting result before tax attributable to ongoing operations and the profitability of the
segment businesses. IFRS-EU result

is derived by excluding from IFRS-IASB the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 8
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the
mortgage and deposits portfolios in the Benelux, Germany and Other Challengers that are not eligible under IFRS-
IASB. As no hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB, the fair value
changes of the derivatives are not offset by fair value

changes of the hedge items (mortgages and deposits).
The breakdown of net result by segment is included in Note 18 ‘Segments’.
Consolidated results of operations
In the first half of 2022, ING’s net result (including the adjustment of the EU ‘IAS 39 carve-out’) increased to
€7,745 million, or 145.0%, compared with €3,161 million in the same period of 2021. In the first six months of
2022, the result included a positive adjustment of the EU ‘IAS 39 carve-out’ of €6,139 million, compared with
€697 million in the first half of 2021. This positive adjustment of the EU ‘IAS 39 carve-out’ is mainly driven by positive fair value changes on derivatives related

to asset-liability-management activities for

the mortgage and
deposits portfolios due to increases in markets interest

rates. As no fair value hedge accounting is applied to
these mortgage and deposits portfolios under IFRS-IASB, the net positive fair value changes of the derivatives are
not offset by net negative fair value

changes on the hedged items (mortgages and deposits).
ING’s IFRS-EU net result (before

the adjustment of the EU ‘IAS 39 carve-out’) in the first half of 2022 was €1,606 million compared with €2,464 million in the same period of 2021. The decline was due to an increase in risk costs following the Russian invasion in Ukraine, while risk costs in 2021 were exceptionally low. The net result in the
first half of 2022 also included a €-244 million impact from the application of hyperinflation accounting (IAS 29) in the consolidation of our subsidiary in Turkey

in the first half of 2022, which was recorded in the Corporate

Line.
The effective tax rate

was 30.0% compared with 28.5% in the first half of 2021.
The result before tax decreased 31.7% to €2,411 million from

€3,528 million in the first half of 2021, due to
higher risk costs and IAS 29 impact. Income increased 0.7%, supported by strong growth in fee income, especially for daily banking products, and higher revenues from Treasury and Financial Markets. This increase was partly
offset by a €-231 million hyperinflation accounting impact on income, a €158 million lower recognition of the conditional ECB funding rate benefit from the TLTRO

III programme, and a €150 million impairment on ING’s
equity stake in TTB. Operating expenses rose by €122 million, or 2.2%, on the first six months of 2021, entirely
due to higher regulatory costs while other costs slightly declined.
Net interest income increased by €27 million, or 0.4%, to €6,880 million in the first six months of 2022, mainly due to higher interest margins on liabilities and higher Treasury

-related interest income (which can be volatile).
Net interest income on customer lending declined compared with last year,

as lower margins could only partly be
compensated by an increase in average

volumes. The TLTRO III benefit was €158

million lower year-on-year as
the first half of 2021 included the cumulative recognition of the funding rate benefit as from

24 June 2020. ING’s
overall net interest margin, which is defined as net

interest income divided by the average balance sheet

total,
decreased by 4 basis points to 1.37%, from 1.41% in the first half of 2021.
Net fee and commission income increased 6.5% to €1,822 million from €1,710 million a year earlier.

In Retail
Banking, net fee and commission income rose by €93 million, or 8.3%. This was driven by higher fee income on daily banking products, supported by higher fees for payment packages.

Fee income on investment products
decreased as stock markets declined and trading activity was lower.

Total

fee income in Wholesale Banking rose
by €25 million, mainly in Lending and Daily Banking & Trade Finance, partly offset by a lower deal flow in
Financial Markets.
Total

investment and other income decreased by €76 million, or 11.6%, to €580 million from €656 million in the first half of 2021. This was due to a €-247 million hyperinflation accounting impact (mainly the loss of purchasing power on our net monetary position in Turkey)

and a €150 million impairment on TTB, while last year included a
€72 million receivable related to the insolvency of a financial institution in the Netherlands. Excluding the aforementioned impacts, total investment

and other income increased by €393 million, predominantly due to higher trading income in Financial Markets, which benefited from market volatility.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 9
Operating expenses increased by €122 million, or 2.2%, to €5,682 million. This included €863 million of regulatory costs, up €104 million on the first half of 2021, due to higher contributions to the (European) single resolution fund and deposit guarantee schemes. The latter comprised a €92 million one-off contribution to the new
Institutional Protection Scheme in Poland. Expenses in the first six months of 2022 included €159 million of incidental cost items, of which €97 million restructuring costs in Retail

Belgium, €18 million of restructuring
provisions recorded in Other Challengers and Growth Markets,

and €11 million hyperinflation impact and €32
million for the impairment of the goodwill allocated to Turkey recorded in the Corporate Line. Incidental items

in
the first six months of 2021 were €123 million, consisting of €90 million of redundancy and restructuring costs in
Retail Netherlands, €11 million of restructuring costs related to leaving the retail banking market in the Czech
Republic, as well as a €22 million impairment recorded in the Corporate Line. Expenses excluding regulatory costs
and incidental items slightly declined, as the impact of salary increases was offset by the benefits from earlier restructurings and our exits from certain retail markets.

The cost/income ratio increased to 61.2% from 60.3% in
the first half of 2021.
Net additions to loan loss provisions were €1,189 million compared with €131 million in the first half of 2021. Out of the risk costs in the first six months of 2022, €717 million was associated with our Russia-related exposure, following the Russian invasion in Ukraine. The remainder mainly reflected more negative macroeconomic
indicators and a net addition to management overlays,

primarily for the potential impact of high inflation and
interest rates, as well as supply chain disruptions. Risk costs in 2021 included releases from collective provisions
following an update of the macroeconomic indicators

and limited Stage 3 provisioning. Risk costs this year were
annualised 37 basis points of average customer lending compared with 4 basis points in the first half of 2021.
Retail Netherlands
Retail Netherlands posted a result before

tax of €1,134 million, compared with €1,022 million in the first six months of 2021. This increase was attributable to lower expenses and higher income, partly offset by a lower
release in risk costs.
Total

income increased by €6 million, or 0.3%, to €2,144 million, compared with €2,138 million in the first half of
2021. Net interest income declined 9.8%, mainly due to lower margins on mortgages

(for which average volumes
were stable), continued margin pressure

on customer deposits, and a €10 million lower TLTRO

III benefit. Net
core lending growth in the first half of 2022 (which excludes Treasury products and a €0.5 billion decline in the
WUB run-off portfolio) was €2.0 billion, of which €1.1 billion was in residential mortgages and €0.9 billion in other lending. Net core deposits growth (excluding Treasury)

was €9.4 billion, of which €5.1 billion was in current
accounts and €4.3 billion in savings and deposits. Net fee and commission income increased by €65 million, or
17.7%, mainly in daily banking. This was supported by an increase in fees for payment packages per 1 January
2022 (following an increase per 1 April 2021) and higher transaction-related income. Investment and other
income was €103 million higher,

driven by high income in Treasury.
Operating expenses declined by €166 million, or 14.1%, to €1,015 million from €1,181 million in the first six months of 2021. The decrease included €12 million lower regulatory costs, while the first half of 2021 had included €90 million of redundancy and restructuring costs. Expenses excluding regulatory costs and incidental
cost items declined by €64 million, or 6.9%, mainly due to lower staff expenses and office-space-related costs.
The addition to loan loss provisions resulted in a net release of €6 million, or -1 basis point of average customer lending, compared with a net release of €65 million, or -8 basis points, in the first half of 2021. The net release in the first half of 2022 reflected releases in the mortgage and business lending portfolios.
Retail Belgium
Retail Belgium, which includes Luxembourg, posted a result before tax of €164 million in the first half of 2022,
compared with €134 million in the same period of 2021. The improvement was the result of lower risk costs, partly offset by higher expenses (which in 2022 included €97 million of restructuring costs) and lower income.
Total

income decreased by €32 million, or 2.6%, to €1,209 million. Net interest income decreased by €60 million, or 6.7%, with lower interest results on both lending and on liabilities due to margin pressure, as well as a €26
million lower benefit from TLTRO

III (€22 million in the first half of 2022 compared with €48 million last year). Net core lending growth (excluding Treasury)

was €3.0 billion in the first half of 2022, of which €0.6 billion was in mortgages, and €2.4 billion in other lending. Net core deposits growth (excluding Treasury)

was €-0.4 billion. Net
fee and commission income rose by €10 million, or 4.0%, reflecting higher daily banking fee income driven by payment-package fee increases during 2021. Investment

and other income increased by €18 million, mainly due
to higher Treasury-related

revenues.
Operating expenses rose by €110 million, or 12.1%, to €1,022 million in the first half of 2022, mainly due to a €97 million restructuring provision related to the optimisation of the branch network, and €2 million higher
regulatory costs. Expenses excluding regulatory

costs and the aforementioned provision, increased by €11
million, or 1.6%, reflecting higher staff and marketing costs, partly offset by lower IT costs.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 10
The net addition to the provision for loan losses declined to €23 million, or annualised 5 basis points of average customer lending. This compares with €194 million in the first half of 2021, which included the impact of the update of the Retail Belgium models, primarily related to business banking.
Retail Germany
Retail Germany (which included Austria up to and including 2021, after which ING left the Austrian retail banking
market), recorded a first

-half result before tax of €423 million in 2022, up 2.4% from €413 million in the same period of 2021. The increase reflected higher income and lower expenses, partly offset by increased risk costs.
Total

income increased to €1,054 million, up 1.7% from €1,036 million in the first six months of 2021. Net interest income declined 4.2% to €703 million, mainly reflecting lower interest income on liabilities due to lower average volumes. Net core lending growth (which excludes Treasury

products) was €3.7 billion in the first half of 2022, of
which €3.4 billion was in residential mortgages and €0.2 billion in consumer lending. Net core deposits (excluding
Treasury) showed an outflow of €6.9 billion, reflecting the impact of the introduction of negative interest rate
charging to clients with liability balances above €50,000 who gave consent. Fee income declined 3.1% to €249
million, as lower trading volumes and stock markets led to lower fees on investment products, which was only
partly offset by higher fee income on daily banking products. Investment and other income rose by €57 million, in
part due to higher Treasury-related

revenues.
Operating expenses decreased by €9 million, or 1.5%, to €595 million in the first half of 2022. This was driven by
€9 million lower regulatory costs, as the prior year included a €30 million catch-up in the deposit guarantee scheme following the Greensill insolvency.

Expenses excluding regulatory costs remained stable,

as the impact of
annual salary increases and inflation was offset by savings from exiting the Austrian retail market.
The net addition to the provision for loan losses in the first half of 2022 was €36 million, or annualised 7 basis points of average customer lending, compared with an addition of €19 million in the same period of last year.
Retail Other Challengers & Growth Markets
Retail Other Challengers & Growth markets’

result before tax declined to €377 million from €454 million in the first six months of 2021. This reflected higher expenses and increased risk costs, partly offset by higher income
even though income included a €150 million impairment on ING’s equity stake in TTB in the first quarter of 2022.
Total

income rose by €26 million, or 1.5%, to €1,755 million in the first six months of 2022. Net interest income rose 9.9% to €1,488 million, reflecting higher margins on customer deposits, notably in Poland,

and higher
Treasury-related

revenues, partly offset by lower income from mortgages.

Net core lending growth (adjusted for
currency effects, Treasury

and the France run-off portfolio as from the second quarter of 2022) was €4.1 billion in the first half of 2022, of which €2.8 billion was in residential mortgages; the growth was mainly visible in Australia and Spain. Net core deposits growth (excluding Treasury)

was €-0.4 billion, with the largest declines in Poland
and in France (in the first quarter of 2022, after which Retail France was classified as run-off and excluded from
core deposits), whereas core deposits in mainly Spain increased. Net fee and commission income rose by €26
million, or 10.3%, mainly reflecting higher daily banking fees and increased fee income from insurance products.
Investment and other income declined by €135 million, as it included the €-150 million impairment on TTB this year.

Excluding this impairment, investment and other income increased, mainly due to higher revenues from
Treasury.
Operating expenses increased by €95 million, or 8.1%, to €1,269 million in the first half of 2022. The increase included €94 million of higher regulatory costs, predominantly due to a €92 million one-off contribution to the
new Institutional Protection Scheme in Poland. Furthermore, expenses in the first half of 2022 included €18
million of restructuring provisions related to the announcement to discontinue retail activities in the Philippines
and the refocusing of ING’s joint

venture for insurance propositions. The first

half of 2021 included €11 million
related to the closure of the retail activities in the Czech

Republic. Expenses excluding regulatory costs and these
one-off items were €6 million lower.
The net addition to loan loss provisions increased to €108 million, or annualised 20 basis points of average customer lending, from €102 million in the first half of 2021. The increase versus last year was mainly visible in
Poland and Australia, partly offset by declines in mainly Italy and Spain.
Wholesale Banking
In the first six months of 2022, the result before tax

was €712 million compared with €1,558 million in the same
period last year.

The decline was predominantly due to elevated risk costs triggered by the Russian invasion in
Ukraine this year,

while risk costs in the first half of last year showed a net release.
Total

income increased by €371 million, or 12.8%, to €3,262 million in the first half of 2022, with higher income recorded in all product groups. The increase in Lending was supported by higher net interest income due to
higher average lending volumes at slightly lower margins, and increased fee income mainly due to improved

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 11 syndicated deal activity.

Daily Banking & Trade Finance income rose mainly in Payments and Cash Management
(which benefitted from higher interest rates

and pricing initiatives) and in Trade & Commodity Finance (driven by higher average commodity prices). Financial Markets income increased,

reflecting higher trading income and
positive valuation adjustments. The higher income in Treasury

& Other reflected marked-to-market

gains from
hedge ineffectiveness and credit default

swap positions, which were partly offset by a revaluation loss on the investment portfolio.
Net interest income increased by €95 million, or 4.6%, on the first six months of 2021, despite a decline in TLTRO
III benefit of €41 million year-on-year.

The increase was driven by higher interest margins in Payments and Cash
Management, growth in average lending volumes as well as higher net interest income from Treasury products.
This more than compensated for lower lending margins. Net core lending growth in the first half of 2022
(excluding currency impacts, Treasury

and the Lease run-off portfolio) was €-2.3 billion, mainly attributable to
Financial Markets. Net core deposits growth (excluding

currency impacts and Treasury) was €5.7 billion.
Net fee and commission income increased by €25 million, or 4.3%, on last year,

due to improved syndicated deal
activity in Lending, pricing initiatives in Payments & Cash Management, as well as higher fee income in Trade

&
Commodity Finance on the back of higher commodity prices. This was partly offset by lower fee income in
Financial Markets, mainly reflecting a lower deal flow in Global Capital Markets.

Investment and other income
rose to €519 million from €267 million in the first half of 2021, predominantly due to higher trading income in
Financial Markets, benefitting from market

volatility.
Operating expenses were €72 million, or 5.0%, higher than in the first six months of 2021. Excluding regulatory costs (€186 million in the first half of 2022 versus €157 million one year ago), expenses rose by €43 million, or
3.3%. This increase mainly reflects the impact of annual salary increases and high inflation as well as currency impacts, partly offset by lower provisions and continued cost-efficiency measures.
The addition to loan loss provisions was €1,027 million, or annualised 112 basis points of average customer lending, compared with a net release of €119 million, or -13 basis points, in the first half of 2021. Of the risk costs in the first six months of 2022, €717 million was associated with our Russia-related exposure,

following the
Russian invasion in Ukraine. The remainder mainly reflected more negative macroeconomic indicators and a net
addition to management overlays, primarily for the potential impact of high inflation and interest rates, as well as
supply chain disruptions.
Corporate Line
The Corporate Line reported a result before

tax of €-400 million compared with €-53 million in the first half of
2021. In 2022, results in the Corporate Line were impacted by the application of hyperinflation accounting in the
consolidation of our subsidiary in Turkey.

As inflation in Turkey

has increased significantly,

Turkey

became a
hyperinflationary economy for the purpose of IAS 29 in the second quarter of 2022. When this happens, the reporting of operating results and financial position in the local currency without restatement is misleading, as
the money loses purchasing power at such a fast rate that

amounts from transactions occurring at different times
become incomparable. Therefore, IAS 29 requires

all financial information to be stated in terms of the purchasing power at the end of the reporting period using a general consumer price index.
The above-mentioned requirements of IAS 29 had to be applied retrospectively as of 1 January 2022 for

ING
Turkey.

First, all non-monetary assets and liabilities (mainly property and equipment and right-of-use assets) as
well as share capital have been indexed

to the price level on 1 January 2022. This restatement of the opening balance had a slightly positive impact on the total equity of ING Group.
For the period between 1 January 2022 and 30 June 2022, the impact of indexation of non-monetary assets, liabilities and equity for inflation is recognised in the P&L. In the case of ING Turkey,

where the largest indexation
impact comes from equity, this leads to a sizeable

‘net monetary loss’ for the period, which has been booked in
P&L as part of ‘other income’ (but is largely offset in equity).
Furthermore, all individual P&L lines have been indexed to reflect the impact of the change in inflation since 1
January 2022. This is visible mainly in net interest income (€+15 million) and in operating expenses (€+11 million), with the overall impact being offset also in 'other income'.
Income, excluding the €-231 million net hyperinflation impact and a €72 million receivable related to the
insolvency of a Dutch financial institution recorded in the first half of 2021, declined by €22 million. This was attributable to a €77 million lower TLTRO

III benefit (as last year included a cumulative recognition from 24 June
2020 onwards), partly compensated by lower legacy funding costs.
Expenses included a hyperinflation impact of €11 million (offset in ‘other income’) this year and a €32 million impairment loss related to the goodwill allocated to Turkey.

Expenses in the first half of 2021 included a €22
million IT-related

impairment. Excluding these incidental items in both years, expenses were flat year-on-year.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 12
ING Group statement of financial position (‘balance sheet’)
ING Group’s total

balance sheet, in accordance with IFRS-IASB, increased by €77 billion to €1,026 billion at 30
June 2022 from €949 billion at 31 December 2021.
Cash and balances with central banks
Cash and balances with central banks increased by €20 billion to €126 billion. The growth was partly driven by liquidity management.
Loans and advances to banks and deposits from banks
Loans and advances to banks decreased by €1 billion to €23 billion. Deposits from banks increased by €5 billion to
€91 billion which includes ING’s TLTRO

III participation of €66 billion (unchanged).
Financial assets/liabilities at fair value through profit or loss
Financial assets and liabilities at fair value through profit or loss predominantly consist of derivatives,

securities
and (reverse) repos, and are mainly used to facilitate

client needs. Financial assets at fair value through profit or loss increased by €37 billion to €139 billion. The growth was largely caused by €26 billion higher reverse repos mandatorily at fair value through profit or loss, predominantly at Global Securities Finance (GSF), after a
relatively low year-end 2021 position. Also trading assets were higher.

These developments were roughly
mirrored on the liabilities side of the balance sheet, where financial liabilities at fair value through profit or loss increased by €37 billion to €108 billion, with €16 billion of higher liabilities designated at fair value through profit or loss (almost fully repo activity at GSF), and by €18 billion increased trading liabilities (mainly trading derivatives).
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income (OCI) remained flat versus 31 December 2021,
at €31 billion. A slight increase in debt securities, which mainly reflects increased investments in government bonds, was offset by a slight decrease in equity securities.
Securities at amortised costs
Securities at amortised cost remained unchanged versus 31 December 2021, at €48 billion.
Loans and advances to customers
Loans and advances to customers increased by €18 billion to €643 billion from €625 billion as at 31 December
2021. This was due to €19 billion of higher customer lending, while provisions for loan losses were up by €0.6 billion. When adjusted for €7 billion of positive currency impacts (mainly due to the appreciation of the USD and the AUD), customer lending increased by €12 billion. After also excluding Treasury lending and the run-off
portfolios (WUB, Lease and Retail Banking France), net core

lending growth was €10 billion in the first half of
2022. Of this amount, €8 billion was in residential mortgages, mainly in Germany,

Australia and Spain.
Other assets/liabilities
Other assets increased by €3 billion, while other liabilities were €4 billion higher.

Both movements were
predominantly due to changes in financial transactions pending settlement.
Customer deposits
Customer deposits increased by €25 billion to €642 billion. Adjusted for €+1 billion FX impact, €+20 billion increase in Treasury deposits and €-4 billion for outflow in Retail

France as from the second quarter of 2022 (in
line with ING’s intention to discontinue

its retail activities in France before the end of this year), net core deposits
grew by €7 billion in the first half of 2022. The increase was mainly in Wholesale Banking (€+6 billion) after a relatively low year-end 2021 position (mainly concerning PCM). Customer deposits for Retail

Banking increased
by €+9 billion in the Netherlands, which included the impact of the holiday allowance payments in May.

This was
largely offset by €-7 billion in Retail Germany.

The outflow in Germany took place in the first quarter and was related to negative interest

rate charging (-0.5%), introduced in November 2021 for

positions over €50,000. In
May this year ING announced that the threshold would be raised to €500,000 per 1 July 2022, after which the second quarter showed a slight increase.
Debt securities in issue
Debt securities in issue increased by €1 billion to €93 billion, with a slight increase in both certificates of deposit/commercial paper (CD/CPs) and in other,

mainly long-term, debt securities.
Subordinated loans
Subordinated loans declined by €1 billion to €15 billion, largely due to the call of a Tier 1 instrument in April 2022.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 13
Shareholders’ equity
Shareholders’ equity increased by €3.8 billion to €55.9 billion from €52.1 billion as at 31 December 2021. The increase mainly reflects €7,745 million net result for the first half of 2022 (including €-277 million related to IAS
29, including goodwill impairment in Turkey)

and a €1,549 million increase of the currency translation reserve
(including a positive booking of €924 million related to IAS 29 so that overall IAS 29 impact was slightly positive).
These increases were partly offset by €2,799 million of capital distribution consisting of the €1,545 million payment of the final dividend over 2021, €874 million of additional dividend and €380 million for the share buyback which started on 6 May 2022 and was completed on 14 July 2022. A decline of the cashflow hedge reserve of €2,076 million (related to increased interest

rates) and the opening balance sheet impact of IAS 29 on
retained earnings of €-563 million also contributed to the decrease.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 14
Risk management
As a global financial institution with a strong European base, offering banking services, ING is exposed to a variety of risks. We manage these risks through a comprehensive

risk management framework that integrates

risk
management into daily business activities and strategic planning. This aims to safeguard

ING’s financial strength
and reputation by promoting the identification, measurement and management of risks at all levels of the
organisation. Taking

measured risks aligned with its Risk Appetite is core to ING’s business.
The risk management function supports the Executive Board in formulating the risk appetite, strategies,

policies
and limits. It provides oversight, challenges and controls throughout

ING on risk-related items.

Business environment
The Russian invasion of Ukraine
The Russian invasion of Ukraine still has impact on our business environment. It is causing disruption to business and economic activity in the region and worldwide. The war has slowed the economy and increased inflation. The
EU and eurozone economic outlook are heavily dependent on the course of the war.

Subsequently, since
February 2022, the United States, United Kingdom and European Union initiated sanctions against Russia and
Russians supporting the war.

In response, the Russian central bank enforced liquidity and currency controls.

ING
continues

to monitor the situation closely, managing and controlling

risks, while assisting our colleagues and
clients wherever possible.
On sanctions
The international community is leveraging their sanction tools in response to the escalation of Russia’s invasion
of Ukraine. Accordingly,

as part of ING’s know your customer and compliance risk governance and procedures,
ING is continuously monitoring the situation to stay abreast on all relevant updates to implement effective

and
appropriate additional control measures and to manage the increased risk and financial impacts of these developments.
Our exposures
ING has banking subsidiaries with Wholesale Banking activities in both Russia and Ukraine, as well as investments in Russia, some of which are denominated in local currency. As a result of the Russian invasion of Ukraine and
related international response measures, including sanctions and capital controls,

we may be exposed to
increased risk of default of counterparties located in Russia and Ukraine,

counterparties of which the ultimate
parent is located in Russia or may be considered effectively controlled or influenced through Russian
involvement, and other counterparties in sectors affected

by the international response measures. Furthermore,
we have counterparty exposure to Russian entities in connection with foreign exchange derivatives

for future
receipt of foreign currencies against RUB.
The impact on our business is being monitored on a continuous basis. A central team was established for a daily and intensified monitoring of our counterparties to manage exposure and de-risk. Early

March 2022, we
announced our decision to not do any new business with Russian companies. Furthermore, we are working together with counterparties, both onshore and offshore, to

limit risks associated with derivatives exposures.
Longer term exposures are largely covered

by ECA, CPRI and European parent guarantees.
Basis of disclosures (*)
This risk management section contains an update of information relating to the nature and the extent
of the risks arising from financial instruments as disclosed in the 2021 ING Group consolidated financial statements as included in the 2021 Annual Report.

These disclosures are an integral part of
ING Group condensed consolidated interim financial statements and are indicated by the symbol (*).
Chapters, paragraphs, graphs or tables

within this risk management section that are indicated with
this symbol in the respective headings or table header are considered to be an integral part of the
condensed consolidated interim financial statements

.
This risk management section also includes additional disclosures beyond those required by IFRS standards, such as certain legal and regulatory disclosures. Not all information in this section can be
reconciled back to the primary financial statements and corresponding notes,

as it has been prepared
using risk data that differs to the accounting basis of measurement.

Examples of such differences
include the exclusion of accrued interest and certain costs

and fees from risk data, and timing
differences in exposure values (IFRS 9 models report

expected credit loss on underlying exposures).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 15
Since sanctions in 2014 with the annexation of Crimea, ING has reduced its exposure to less than 1% of our loan book. As of 30 June 2022, ING’s total Russia-related

exposure was €4.5 billion, mainly consisting of liquidity
facilities and pre-export financing. Compared to 28 February 2022, the exposure to Russia decreased by approximately €2.3 billion which is a reduction of almost 35% of the exposure.

At this moment, the number of
observed defaults within the Russian clients is very limited. In Ukraine, our exposure remained stable at €0.6
billion mainly with liquidity facilities and other lending. ING has no direct or indirect exposure to Belarus.
Russia exposure 1
in EUR billion
30

June
2022
28

February

2022
Russian borrowers
2
3.8 5.3
Non-Russian borrowers with Russian ownership 0.8 1.5
Total 4.6 6.8
Of which covered by ECA (0.8), CPRI (0.3) and European parent guarantees

(0.2)
3
1.2 2.5
Total booked

at ING in Russia
0.9 1.4
Of which covered by European parent guarantees 0.2 0.3
1

Credit outstandings of lending, pre-settlement (including lending related derivatives), money market and investment activities, excluding off-balance sheet positions such as undrawn committed exposures of €0.5 billion (28 February: €0.6 billion).
2

Includes Russian borrowers with non-Russian (ultimate) ownership
3

Refers to Export Credit Agency (ECA) and Credit and Political Risk Insurance (CPRI)
Ukraine exposure 1
in EUR billion
30

June
2022
28

February

2022
Booked at ING in Ukraine 0.4 0.4
Booked at other ING entities 0.2 0.2
Total 0.6 0.6
Of which covered by (European) parent guarantees 0.2 0.2
1

Credit outstandings of lending, pre settlement, money

market and investment activities.

Off-balance positions are not included but are negligible
Second order impact
In the first half year of 2022, new risks have emerged like

higher energy prices and inflation, rising interest rates,
supply chain disruptions and staffing shortages, impacting the cost of living of private individuals and the profitability of our business and wholesale banking clients. Besides, the number of Covid-19 pandemic infections increased strongly but with vaccinations and other measures Covid-19 pandemic appears to have less severe
impact on society and the global economy.
For the assessment of these so-called second order impact, tailored approaches have been used as existing methodologies like IFRS9 models are not able to properly assess the potential impact of these indirect effects.

In term of methodologies, for Wholesale Banking and Business Banking, high and medium risk clients were identified following certain criteria. For Private Individuals, such a scorecard approach is not feasible. Therefore,
we focused on the reduced affordability of loans due to higher interest rate and inflation via sensitivity analyses.
The impact of these assessments on the portfolio were processed in the provisions through a second order impact adjustment (overlay).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 16
Credit risk
Portfolio quality and concentration
Our lending portfolio is diversified over various sectors and countries.

The total gross carrying amounts is
composed of approximately
65
% business lending and
35
% consumer lending. For a detailed breakdown of ING’s
credit risk portfolio by Sector and Geographical area, refer to the section “Credit Risk portfolio” reported in the
‘Risk management’ section of the 2021 Annual Report.
ING’s total gross carrying amounts

increased compared to year-end 2021 due to higher customer lending and cash and balances with central banks.
Loan loss provisioning (*)
ING recognises

loss allowances based on the expected credit loss (ECL) model of IFRS 9, which is designed to be forward-looking. The IFRS 9 impairment requirements are

applicable to on-balance sheet financial assets
measured at amortised cost or fair value through other comprehensive income (FVOCI), such as loans, debt
securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments,

certain
financial guarantees issued, and undrawn committed re

volving credit facilities.
The table below describes the portfolio composition over the different IFRS

9 stages and rating classes. The Stage
1 portfolio represents
93.4
% (2021:
93.5
%) of the total gross carrying amounts, mainly composed of investment grade, while Stage 2 makes up
5.4
% (2021:
5.2
%) and Stage 3 makes up
1.2
% (2021:
1.3
%) total gross carrying
amounts, respectively.
Gross carrying amount per IFRS 9 stage and rating class (*)
1
in EUR million
12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
30 June 2022
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA)
116,616
1
0 0
116,616
1
2-4 (AA)
112,044
3
259
0
112,303
3
5-7 (A)
170,785
13
1,402
1
172,187
14
8-10 (BBB)
336,871
62
9,745
21
346,616
83
Non-Investment grade
11-13 (BB)
164,326
231
13,745
82
178,071
314
14-16 (B)
27,239
180
16,083
367
43,322
548
17 (CCC)
6,267
7
4,391
213
10,658
220
Substandard grade
18 (CC)
5,654
780
5,654
780
19 (C)
2,710
420
2,710
420
Non-performing loans 20-22 (D)
11,831
3,640
11,831
3,640
Total
934,148
497
53,989
1,885
11,831
3,640
999,968
6,022
1 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total

IAS 37 provisions (€
117

million) are excluded.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 17
Gross carrying amount per IFRS 9 stage and rating class (*)
1
in EUR million
12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
31 December 2021
Rating class
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Gross
Carrying
Amount
Provisions
Investment grade
1 (AAA)
107,788
3
0
107,788
3
2-4 (AA)
106,673
5
197
106,870
5
5-7 (A)
152,167
17
1,000
1
153,167
17
8-10 (BBB)
328,302
73
7,232
14
335,533
87
Non-Investment grade
11-13 (BB)
163,228
208
14,679
86
177,908
294
14-16 (B)
26,852
185
17,931
404
44,783
589
17 (CCC)
5,377
10
4,354
198
9,730
207
Substandard grade
18 (CC)
2,314
173
2,314
173
19 (C)
1,769
142
1,769
142
Non-performing loans 20-22 (D)
12,072
3,851
12,072
3,851
Total
890,387
501
49,476
1,016
12,072
3,851
951,934
5,368
1 IAS 37 provisions are established for non-credit replacement guarantees not in the scope of IFRS 9. Total

IAS 37 provisions (€
114.4

million) are excluded.
Changes in gross carrying amounts and loan loss provisions (*)
The table below provides a reconciliation by stage of the gross carrying amount and allowances for loans and
advances to banks and customers, including loan commitments and financial guarantees.

The transfers of
financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and
associated allowance for ECL. This includes the net-remeasurement of ECL arising from stage transfers,

for
example, moving from a 12-month (Stage 1) to a lifetime

(Stage 2) ECL measurement basis. The net-
remeasurement line represents the changes in provisions for

facilities that remain in the same stage.
Please note the following comments with respect to the movements observed in the table below:
◾ Stage 3 gross carrying amount decreased by €
0.2

billion from €
12.1

billion as per 31 December 2021
mainly as a result of write-offs and generally low inflow into NPL in the first half of 2022;
◾ Stage 2 gross carrying amount increased by €
4.5

billion from €
49.5

billion as per 31 December 2021. This
is mainly caused by the Significant Lifetime PD trigger (€
6.4

billion) driven by downgrades of the Russian
portfolio and to a lesser extent the 30 Days past due trigger (€
1.9
bn), offset by decreases in other
triggers mainly the Forbearance (-/-€
4.0

billion) trigger.

For the latter,

a 2-year probation period is
required before a client can move back to Stage

1 and the decrease relates to the fact that the start

of
the COVID pandemic is now more than 2 years ago;
◾
In the first half year of 2022, the largest increases in Stage 2 were in Natural Resources, Non-Bank
Financial Institutions and Telecom

of €
3.9

billion, €
0.9

billion and €
0.6

billion respectively, materially
impacted by the Russian portfolio. Largest decreases were in Automotive and Utilities with €
0.7
bn
release each. The largest Stage 2 outstandings per economic sector as per 30 June 2022 are Natural
Resources, Transportation

& Logistics, Real Estate and Services representing
13
%,
9
%,
8
% and
8
% of the
total Stage 2 gross carrying amounts respectively.
Additional information on macroeconomic scenarios is included in the section ‘Macro-economic scenarios and sensitivity analysis of key sources of estimation uncertainty’.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 18
Changes in gross carrying amounts and loan loss provisions (*)
1, 2
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit
impaired (Stage 3)
Total
30 June 2022
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
890,386
501
49,476
1,016
12,072
3,851
951,934
5,368
Transfer

into 12-month ECL (Stage 1)
8,534
13
-8,259
-115
-275
-28
-0
-130
Transfer

into lifetime ECL not credit impaired (Stage 2)
-17,556
-53
18,174
720
-618
-71
-0
596
Transfer

into lifetime ECL credit impaired (Stage 3)
-1,451
-9
-851
-53
2,302
611
0
549
Net remeasurement of loan loss provisions
-39
301
4
266
New financial assets originated or purchased
119,993
123
119,993
123
Financial assets that have been derecognised
-75,384
-34
-5,313
-49
-2,080
-137
-82,777
-220
Net drawdowns and repayments
9,625
761
431
10,818
Changes in models/risk parameters

Increase in loan loss provisions
1
804
379
1,184
Write-offs
-648
-648
Recoveries of amounts previously written off
28
28
Foreign exchange and other movements
-5
65
30
90
Closing balance
934,148
497
53,989
1,885
11,831
3,640
999,968
6,022
1

Stage 3 Lifetime credit impaired provision includes €
5

million on Purchased or Originated Credit Impaired.
2

The addition to the loan provision (in the consolidated statement of profit or loss) amounts to €
1,189

million of which €
1,184

million related to IFRS-9 eligible financial assets, €
4

million related to non-credit replacement guarantees and €
1

million to modification gains and losses on
restructured financial assets.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 19
Changes in gross carrying amounts and loan loss provisions (*)
1, 2
in EUR million 12-month ECL (Stage 1)
Lifetime ECL not credit
impaired (Stage 2)
Lifetime ECL credit impaired
(Stage 3)
Total
31 December 2021
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Gross
carrying
amount Provisions
Opening balance
844,231
581
59,313
1,476
13,398
3,797
916,942
5,854
Transfer

into 12-month ECL (Stage 1)
15,157
20
-14,322
-279
-835
-54
-0
-313
Transfer

into lifetime ECL not credit impaired (Stage 2)
-19,737
-32
20,537
206
-800
-75
-0
100
Transfer

into lifetime ECL credit impaired (Stage 3)
-2,166
-13
-1,589
-96
3,755
820
-0
712
Net remeasurement of loan loss provisions
-130
-228
404
46
New financial assets originated or purchased
208,501
149
208,501
149
Financial assets that have been derecognised
-125,819
-73
-11,935
-104
-1,898
-237
-139,652
-414
Net drawdowns and repayments
-29,781
-2,527
-694
-33,002
Changes in models/risk parameters

12
41
130
184
Increase in loan loss provisions
-67
-460
989
462
Write-offs
-854
-854
-854
-854
Recoveries of amounts previously written off
45
45
Foreign exchange and other movements
-13
1
-125
-138
Closing balance
890,386
501
49,476
1,016
12,072
3,851
951,934
5,368
1

Stage 3 Lifetime credit impaired provision includes €
4

million on Purchased or Originated Credit Impaired.
2

The addition to the loan provision (in the condensed consolidated statement of profit or loss) amounts to €
516

million of which €
462

million related to IFRS-9 eligible financial assets, €
43

million related to non-credit replacement guarantees and €
11

million to modification gains and
losses on restructured financial assets.
Macroeconomic scenarios and sensitivity analysis of key sources of estimation uncertainty (*)
Methodology (*)
Our methodology in relation to the adoption and generation of macroeconomic scenarios is described in this section. We continue to follow this methodology in generating our probability-weighted ECL, with consideration
of alternative scenarios and management adjustments supplementing this ECL where, in management's opinion,
the consensus forecast does not fully capture the extent

of recent credit or economic events. The
macroeconomic scenarios are applicable to the whole ING portfolio in the scope of IFRS 9 ECLs.
The IFRS 9 standard, with its inherent complexities and potential impact on the carrying amounts of our assets
and liabilities, represents a key source of estimation uncertainty.

In particular, ING’s

reportable ECL numbers are
most sensitive to the forward-looking macroeconomic forecasts used as model inputs, the probability-weights
applied to each of the three scenarios, and the criteria for identifying a significant increase in credit risk. As such, these crucial components require consultation and management judgement, and are subject to extensive
governance.
Baseline scenario (*)
As a baseline for IFRS 9, ING has adopted a market-neutral view combining consensus forecasts for economic
variables (GDP,

unemployment) with market forwards (for interest

rates, exchange rates

and oil prices). The
Oxford Economics’ Global Economic Model (OEGEM) is used to complement the consensus with consistent
projections for variables for which there are no consensus estimates available (most notably house prices and –

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 20 for some countries - unemployment), to generate

alternative scenarios, to convert annual consensus information to a quarterly frequency and to ensure general consistency

of the scenarios.
The relevance and selection of macroeconomic variables is defined by the ECL models under credit risk model governance. The scenarios are reviewed and challenged by two panels. The first panel consists of economic
experts from Global Markets Research and risk and modelling specialists, while the second panel consists of
relevant senior managers.

Alternative scenarios and probability weights (*)
Two alternative scenarios are taken

into account; an upside and a downside scenario. The alternative scenarios have technical characteristics as they are

based on the forecast errors of the OEGEM.
To understand

the baseline level of uncertainty around any forecast,

Oxford Economics keeps

track of all its
forecast errors of the past 20 years.

The distribution of forecast errors for

GDP,

unemployment, house prices and
share prices is applied to the baseline forecast creating a broad range of alternative outcomes. In addition, to
understand the balance of risks facing the economy in an unbiased way,

Oxford Economics runs a survey with
respondents from around the world and across a broad range

of industries. In this survey the respondents put
forward their views of key risks. Following

the survey results, the distribution of forecast errors

(that is being
used for determining the scenarios) may be skewed.
For the downside scenario, ING has chosen for the 90th percentile of that distribution because this corresponds with the way risk management earnings-at-risk is defined within the Group. The upside scenario is represented by the 10th percentile of the distribution. The applicable percentiles of the distribution imply a 20% probability for each alternative scenario. Consequently,

the baseline scenario has a 60% probability weighting. Please note that, given their technical nature, the downside and upside scenarios are not based on an explicit specific narrative.
Macroeconomic scenarios applied (*)
The loan loss provisions are based on the June 2022 consensus forecasts.
Baseline assumptions (*)
The general picture that the consensus conveys

is that higher inflation will be more persistent but still to be transitory and, in combination with an overall tightening of monetary conditions,

fall back towards most central
bank’s targets

over the course of the forecast horizon. The baseline assumes that the Russia-Ukraine war will not
spread beyond Ukraine but that the war drags on with risks to the energy outlook. Against a background of
slowing economic (and hence disposable income) growth, increasing unemployment, higher interest rates and,
for some markets, high valuations house prices growth is expected to level off to low single digit rates or price
declines.

The June 2022 consensus expects global output growth (ING definition), after a strong rebound in 2021 of
5.9
%,
to slow to
2.7
% in 2022 and to level off further to an at or around
2.5
% growth rate in the years thereafter.

When compared to the December 2021 consensus forecast, used for the

2021 Annual Report, the June 2022
forecast assumes a less strong economic environment.

Global GDP is expected to increase by
2.7
% in 2022
(compared to
4.1
% assumed before) and
2.5
% in 2023 (
3.1
% assumed before). This downward adjustment
reflects the repercussions from the Russia-Ukraine war and the surge in commodity and oil prices squeezing
household incomes and pushing up interest rates. Although to various degrees, these developments all weigh on
the economic outlook of the various countries. Tightening of monetary conditions is seen to be swifter in the US than in the eurozone while the European economies are more directly exposed to the Russia-Ukraine war.
Alternative scenarios and risks (*)
Because of the possible consequences of the Russia-Ukraine war,

uncertainty surrounding the forecasts is
assessed as being larger than usual. This reflects uncertainty about European energy supply and worries about more persistent high inflation. To

reflect the general increase of uncertainty surrounding the forecasts,

the
dispersion of the alternative scenarios was used in Q2 2022 at the same widened level as used in Q4 2021 provisioning (half-widened dispersion). The downward skew

following on from the outcomes of Oxford
Economics’ Global Risk Survey has been maintained and is more negative compared to what has been assumed
for Q4 2021.

The downside scenario – though technical in nature – sees, for most countries, a fast deceleration of economic
growth followed by a recession. Unemployment increases strongly in this scenario and house prices in most
countries show outright falls. The downside scenario captures a possible escalation of the Russia-Ukraine war

and
a more pronounced and prolonged surge

in inflation (cut off from Russian gas supplies).
The upside scenario – while equally technical in nature – reflects the possibility of a better economic outturn in case the Russia-Ukraine war would end quickly and a quicker fading of coronavirus and other concerns leading to

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 21 a consumer-led recovery in advanced economies as consumers

spend (some of) their savings accumulated at the
height of the corona crisis.
Management adjustments applied this year (*)
In times of volatility and uncertainty where portfolio quality and the economic environment are changing rapidly,
models alone may not be able to accurately predict losses. In these cases, management adjustments can be
applied to appropriately reflect ECL. Management adjustments can also be applied where the impact of the
updated macroeconomic scenarios is over-

or under-estimated by the IFRS 9 models.

ING has internal governance frameworks and controls

in place to assess the appropriateness of all management
adjustments.
Management adjustments to ECL models (*)
in EUR million
30
June
2022
31

December

2021
Economic sector based adjustments
68
341
Second order impact adjustments
268
0
Payment holiday adjustments
0
32
Mortgage portfolio adjustments
131
124
Other Post Model Adjustments 1
25
121
Total management

adjustments
492
618
1

Prior period figure has been updated to conform to current year presentation
December 2021 management adjustments included an economic sector-based management adjustment of €
341
million because of delays in defaults occurring in the Covid-19 related crisis, mainly as a result of government support programmes. In determining the sector-based management adjustment, a heatmap approach was used
to adjust the probability of default for sectors

where businesses are significantly impacted by the pandemic. In the first half year of 2022, as it became clearer the Covid-19 had less than expected impact on the number of defaults, the economic sector-based management adjustment

has been partly released and partly been
converted to second order impact adjustment (see below). The remaining €
68

million relates to business banking
clients that have benefitted from government

support programmes in the Netherlands such as deferral of tax payments that will end in the second half of 2022.
ING performed an assessment for both wholesale banking and retail banking on the impact of the developing situation in Ukraine, the increase in energy prices and other macro-economic developments such as increase of inflation and rising interest rates. As the credit risk models assume that these effects materialize via other risk
drivers such as GDP and unemployment rates with an delay,

an overlay approach was determined to timely
estimate the Expected Credit Losses for private

individuals. As at 30 June 2022 the second order impact overlay for Retail countries amounts to €
40
m.
In Wholesale banking it was assessed that the economic effects of Covid-19 is not the biggest risk anymore and that other risks have emerged – mainly high energy prices, high interest rates and inflation, supply chain issues
and staffing shortages. A heatmap approach was used to

adjust the probability of default for clients that are
expected to be significantly impacted by these emerged risks. As at

30 June 2022 the second order impact
overlay for Wholesale banking amounts to €
228
m.
As payment holiday programs generally

have expired, this Covid-19 related

management adjustment has been
fully released.

ECL of mortgage portfolios determined by the models continued to decrease rapidly during 2021 and decreased
further in the first half of 2022, driven by significant increase of house prices in various countries. Management adjustments of €
131

million in total, mainly in stage 2 and 3, have been recognised in ING Netherlands, Belgium,
Germany and Australia to maintain an appropriate

level of ECL and reflecting a potential impact of higher
inflation and interest rates on clients’

ability to pay and a potential impact of market uncertainty on the recovery value of residential real estate. The management adjustment

for the Netherlands mortgage portfolio was
determined by developing three alternative macroeconomic forecast scenarios, in addition to the consensus
base, up- and down-scenarios, that reflect a correction in the house prices in the next 3 years bringing it back in line with the historical growth rate. For other countries,

management adjustments were determined by
calculating the impact of lower house prices on LTVs

and LGDs.

Other Post Model Adjustments mainly relate to the impact of model redevelopment or recalibration and periodic
model assessment procedures that have not been incorporated

in the ECL models yet. These result from both
regular model maintenance and ING’s multiyear

program to update ECL models for the new definition of default.
These adjustments will be removed once updates to the models have been implemented

.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 22
Analysis on sensitivity (*)
The table below presents the analysis on the sensitivity of key forward-looking macroeconomic inputs used in the
ECL collective-assessment modelling process and the probability-weights applied to each of the three scenarios.
The countries included in the analysis are the most significant geographic regions, in terms of both gross contribution to reportable ECL, and sensitivity of ECL to forward

-looking macroeconomics. Accordingly,

ING
considers these portfolios to present the most significant

risk of resulting in a material adjustment to the carrying
amount of financial assets within the next financial year.

ING also observes that, in general, the Wholesale
Banking business is more sensitive to the impact of forward-looking macroeconomic scenarios.
The purpose of the sensitivity analysis is to enable the reader to understand the extent of the impact from the upside and downside scenario on model-based reportable ECL. The table does not include any management adjustments.

In the table below the Real GDP is presented in percentage

year-on-year change, the unemployment in
percentage of total labour force and the house price index

(HPI) in percentage year-on year change.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 23
Sensitivity analysis as at June 2022

(*)
2022 2023 2024
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln) 1
Netherlands
Upside scenario
Real GDP
3.6
2.5
3.0
297
20%
361
Unemployment
3.7
3.7
3.5
HPI
17.6
15.7
4.1
Baseline Scenario

Real GDP
2.8
1.3
1.8
337
60%
Unemployment
4.1
4.5
4.7
HPI
14.8
2.7
1.9
Downside scenario
Real GDP
0.3
-1.4
0.8
494
20%
Unemployment
5.8
6.9
8.0
HPI
11.1
-13.4
-0.9
Germany
Upside scenario
Real GDP
2.8
3.6
2.3
642
20%
787
Unemployment
2.7
2.6
2.2
HPI
11.7
6.3
4.8
Baseline Scenario

Real GDP
1.8
2.1
1.8
772
60%
Unemployment
3.1
3.2
3.3
HPI
10.8
3.3
1.4
Downside scenario
Real GDP
-0.3
-1.2
0.6
977
20%
Unemployment
4.6
5.3
5.8
HPI
9.0
-2.1
-2.3
Belgium
Upside scenario
Real GDP
3.1
3.0
2.2
546
20%
608
Unemployment
5.2
5.1
5.2
HPI
4.8
3.0
2.5
Baseline Scenario

Real GDP
2.4
1.8
1.8
596
60%
Unemployment
5.7
5.7
5.8
HPI
4.4
2.3
2.0
Downside scenario
Real GDP
0.8
-0.3
1.3
705
20%
Unemployment
6.9
7.7
8.2
HPI
3.2
0.3
0.7
United States
Upside scenario
Real GDP
3.9
2.5
2.4
68
20%
156
Unemployment
3.6
3.3
2.8
HPI
10.1
4.4
8.1
Baseline Scenario

Real GDP
2.4
1.5
1.7
124
60%
Unemployment
3.9
4.2
4.2
HPI
9.8
1.2
2.3
Downside scenario
Real GDP
0.2
-1.6
0.1
342
20%
Unemployment
6.0
7.2
8.3
HPI
8.7
-4.3
-4.1
1 Excluding management adjustments.

Sensitivity analysis as at December 2021 (*)
2022 2023 2024
Un-weighted
ECL (Eur mln)
Probability-
weighting
Reportable ECL
(Eur mln) 1
Netherlands
Upside scenario
Real GDP
5.1
2.9
2.7
259
20%
307
Unemployment
3.2
2.9
2.9
HPI
23.3
10.9
0.9
Baseline Scenario

Real GDP
3.4
2.0
1.7
289
60%
Unemployment
3.7
4.1
4.3
HPI
13.1
2.8
0.8
Downside scenario
Real GDP
-1.5
1.2
0.7
411
20%
Unemployment
5.6
6.8
7.8
HPI
0.3
-7.7
0.6
Germany
Upside scenario
Real GDP
6.2
3.1
1.6
457
20%
483
Unemployment
2.9
2.2
1.9
HPI
12.9
7.9
5.3
Baseline Scenario

Real GDP
4.0
2.3
1.4
475
60%
Unemployment
3.4
3.1
3.1
HPI
10.4
4.6
1.9
Downside scenario
Real GDP
-0.6
0.9
0.8
535
20%
Unemployment
5.0
5.4
5.7
HPI
5.3
0.4
-2.1
Belgium
Upside scenario
Real GDP
4.6
2.5
2.0
364
20%
393
Unemployment
5.6
5.6
5.9
HPI
3.9
2.7
2.9
Baseline Scenario

Real GDP
3.1
2.0
1.8
383
60%
Unemployment
6.1
6.3
6.3
HPI
3.0
2.3
2.3
Downside scenario
Real GDP
-0.4
1.4
1.4
451
20%
Unemployment
7.6
8.6
9.0
HPI
0.4
1.0
1.0
United States
Upside scenario
Real GDP
6.7
2.4
3.1
28
20%
75
Unemployment
3.5
2.5
2.4
HPI
10.4
8.1
8.7
Baseline Scenario

Real GDP
4.0
2.5
2.1
55
60%
Unemployment
4.0
3.7
3.7
HPI
9.1
3.0
3.3
Downside scenario
Real GDP
-0.7
1.1
0.3
183
20%
Unemployment
6.5
7.4
8.0
HPI
5.3
-3.2
-3.0
1 Excluding management adjustments.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 24
When compared to the sensitivity analysis of 2021, the macroeconomic inputs for 2022 and 2023 are less favourable, driven by worsened

macro-economic outlook as a result of the war in Ukraine as well as its indirect effects such as inflation and increasing interest

rates. Both 2021 and 2022 contain half widened dispersion
around upside and downside scenarios, for 2021 reflecting continuing but decreased short term uncertainty related to the impact of Covid-19 and for 2022 reflecting short term uncertainty around the war in Ukraine and
its indirect effects. The increase in reportable ECL compared to 2021 is mainly caused by higher model ECL
amounts as per June 2022 as a result of increased provisions for Russia related exposures in Stage 2.

While the table above does give a high-level indication of the sensitivity of the outputs to the different scenarios,
it does not provide insight into the interdependencies and correlations between different macroeconomic
variable inputs. On total ING level, the unweighted ECL for

all collective provisioned clients in the upside scenario
was €
2,754

million, in the baseline scenario €
3,181

million and in the downside scenario €
4,305

million compared
to €
3,337

million reportable collective provisions as per 30 June 2022 (excluding all management adjustments).
This reconciles as follows to the reported ECL’s:
Reconciliation of model (reportable) ECL to total ECL (*)
in EUR million
30

June
2022
31

December

2021
Total model ECL 1
3,337
2,408
ECL from individually assessed impairments
2,193
2,342
ECL from management adjustments
1
492
618
Total ECL
6,022
5,368
1 Prior period figure has been updated to conform

to current year presentation
Criteria for identifying a significant increase in credit risk (SICR) (*)
For the methodology and our approaches on absolute lifetime PD threshold and relative lifetime PD threshold,
please refer to the “Risk management” section in the Annual Report ING Group for the year ended December 31,
2021.

In the table below the average increase in PD at origination needed to be classified in Stage

2 is reported, taking
into account the PD at origination of the facilities included in each combination of asset class and rating quality.
In terms of rating quality,

assets are divided into “Investment grade” and “Non-investment grade” facilities.
Rating 18 and 19 are not included in the table since facilities are not originated in these ratings and they constitute a staging trigger of their own (i.e. if a facility is ever to reach rating

18 or 19 at reporting date, it is
classified in Stage 2). In the table below values are weighted by IFRS 9 exposure and shown for both year-end
2021 and June 2022.
In order to represent the thresholds as a ratio (i.e. how much should the PD at origination increase in relative
terms to trigger Stage 2 classification) the absolute threshold is recalculated as a relative threshold for disclosure
purposes. Since breaching only relative or absolute threshold triggers Stage 2 classification,

the minimum
between the relative and recalculated absolute threshold

is taken as value of reference

for each facility.
Quantitative SICR thresholds

(*)
30 June 2022 31 December 2021
Average threshold ratio
Investment
grade (rating
grade 1-10)
Non-
investment
grade (rating
grade 11-17)
Investment
grade (rating
grade 1-10)
Non-
investment
grade (rating
grade 11-17)
Asset class category
Mortgages
2.7
2.3
2.7
2.2
Consumer Lending
3.4
1.8
2.8
1.7
Business Lending
3.4
2.2
4.0
2.2
Governments and Fin. Institutions
7.7
2.2
7.9
2.2
Other Wholesale Banking
4.3
1.9
4.5
2.0
As it is apparent from the disclosures above, as per ING’s methodology,

the threshold is tighter the higher the
riskiness at origination of the assets, and confirmed by the noticeable difference between the average threshold
applied to investment grade facilities and non-investment

grade facilities. In addition to the above, asset classes
having usually more favourable ratings

at origination (i.e. Governments and Financial Institutions) show an average threshold higher than the rest in investment

grade assets. Changes in the threshold averages between
the two reporting dates are caused by model updates (the staging parameters have been recalibrated)

and/ or by
changes in portfolio composition.
Sensitivity of ECL to PD lifetime PD thresholds
The setting of PD threshold bandings requires management judgement and is a key source of estimation
uncertainty. On Group

level, the total ECL collective-assessment for performing

assets is €
1,849

million (2021:
€
1,003

million) (without taking management adjustments into account). To demonstrate the sensitivity of the

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 25
ECL to these PD thresholds bandings, analysis was run on all collectively-assessed assets, which assumed all assets (Stage 1 and 2) were below the threshold and apportioned a 12-month ECL. On the same asset base, analysis was run which assumed all performing assets were above the threshold and apportioned a lifetime ECL.
This gave rise to hypothetical collective-assessment ECLs

of €
1,321

million (2021: €
634

million) and €
3,258
million (2021: €
2,232

million) respectively. Please note that

in this analysis all other ECL risk parameters (except
for the stage) were kept

equal.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 26
Market risk
IBOR transition (*)
In line with the recommendations from the Financial Stability Board, a fundamental review of important interest
rates benchmarks has been undertaken. While some interest

benchmarks have been reformed, others have

or
will be replaced by risk-free rates

(RFR) and discontinued. The reform of EURIBOR was completed in 2019 and allows for continued use. EONIA ceased to be published on 3 January 2022 and was succeeded by €STR, GBP,
CHF,

JPY,

and EUR LIBOR rates ceased on 31 December 2021. The most used USD LIBOR tenors will continue to be published until the end of June 2023 to support legacy products.

During 2021, ING and the industry focused on the transition of EONIA and non-USD LIBOR contracts. In 2022, the focus has shifted to USD LIBOR, with new USD lending already using alternative rates based on SOFR.

This is
consistent with guidance issued to limit the use of USD LIBOR from 1 January 2022 onward. A permitted exception are risk reduction trades to

help manage the run-off of existing USD LIBOR contracts and positions.

To enable these changes, the financial sector has issued several guidance papers and other initiatives to help
phase in key components of this transition. For example

ISDA issued an IBOR fallback supplement to help ensure
clear fallback rates apply on the discontinuation of key

IBORs. For loans, various recommendations have been
made to help drive the inclusion of consistent robust fallback pro visions.

Public authorities have also recognised that certain contracts do not contain provisions for any alternatives,
contain inappropriate alternatives, or cannot be renegotiated prior to the expected cessation date (‘tough legacy’
contracts). In response, the European Commission has implemented legislation that gives the Commission the
power to replace critical benchmarks if their termination would significantly disrupt or otherwise affect the
functioning of the financial markets in the EU. For USD LIBOR specific actions have yet to be announced. In
addition, the Financial Conduct Authority (FCA) has the remit to temporary publish a ‘’synthetic’’

LIBOR beyond
the cessation date using a different methodology.

The FCA has not yet decided whether it will require the
administrator to publish synthetic USD LIBOR rates

after June 2023, however such an action was taken for

GBP
and JPY LIBOR.
At the end of 2021, ING Group had significant exposures to USD LIBOR. Due to the discontinuation of this
important rate, ING Group, its customers,

and the financial services industry face a number of risks. These risks include legal, financial, operational, and conduct risk. Legal risks are related to any required changes to existing
transactions. Financial risks may arise due to declining liquidity and may impact a contract directly or the ability
to hedge the risks in that contract. Operational risks due to the requirement to adapt IT systems, trade

reporting
infrastructure and operational processes to the new

benchmark rates. Conduct risk also plays a role, given that
the renegotiation of loan contracts requires active engagement from all parties to a contract, and may lead to
negotiations concentrated in a period close to actual cessation. ING continues to reach out to impacted clients in
order to manage the relevant timelines.
The ING IBOR programme has governance in place with progress being tracked by business line steering
committees reporting into a central IBOR steering

committee. The programme assesses and coordinates

the
actions necessary to manage the required changes to internal processes and systems,

including pricing, risk
management, legal documentation, hedge arrangements,

as well as the impact on our customers. ING continues
to monitor market developments and any reform

plans for other rates, to anticipate the impact on the program, our customers and any related risks.
As at 30 June 2022 approximately EUR
40,485

million (31 December 2021: EUR
41,805

million) of non-derivative
financial assets and approximately EUR
1,501

million (31 December 2021: EUR
1,542

million) of non-derivative
liabilities linked to USD LIBOR have yet to transition

to alternative benchmark rates. In addition, ING had as at 30
June 2022 approximately EUR
9,979

million (31 December 2021: EUR
16,435

million) of fully undrawn committed
credit facilities linked to USD LIBOR that have

yet to transition.
The tables below summarize these approximate exposures

for USD LIBOR and excludes exposures that will expire
before transition date 30 June 2023.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 27
Non derivative Financial instruments to transition to alternative benchmarks (*)
in EUR million at 30 June 2022
Financial Assets

non-derivative
Financial Liabilities

non-derivative
Off balance sheet
commitments
Carrying value Carrying value Nominal value
By benchmark rate
GBP LIBOR
USD LIBOR
40,485
1,501
9,979
CHF LIBOR
EONIA
Total
40,485
1,501
9,979
Non derivative Financial instruments to transition to alternative benchmarks (*)
in EUR million at 31 December 2021
Financial Assets

non-derivative
Financial Liabilities

non-derivative
Off balance sheet
commitments
Carrying value Carrying value Nominal value
By benchmark rate
GBP LIBOR
764
350
USD LIBOR
41,805
1,542
16,435
CHF LIBOR
1
EONIA
23
184
Total
42,570
1,565
16,969
As at 30 June 2022 approximately EUR
508,877

million (31 December 2021: EUR
488,499

million) derivatives
notional exposures linked to USD LIBOR have yet

to transition. The conduct risk is limited as the majority of derivatives are transacted with clearing houses which will transition through a standardized exercise

in the
second quarter of 2023 and for not centrally cleared derivatives the main transition will occur via ISDA IBOR
fallback protocol at the USD LIBOR cessation date. The GBP LIBOR contracts included as at 31 December 2021
have transitioned.

Derivative Financial instruments

to transition to alternative benchmarks (*)
30 June 2022 31 December 2021
in EUR million
Nominal value Nominal value
By benchmark rate 1
GBP LIBOR
822
USD LIBOR
508,877
488,499
2
Total
508,877
489,321
1 For cross currency swaps all legs of the swap are included that are linked to a main IBOR that is significant to ING Group.
2 The prior period has been updated to improve consistency and comparability.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 28
Other risks and uncertainties
Because we are a financial services company conducting business on a global basis, our revenues and earnings are affected by the volatility and strength

of the economic, business, liquidity, funding and capital markets environments specific to the geographic regions in which we conduct business. The ongoing turbulence and volatility of such factors have adversely

affected, and may continue to adversely

affect, the profitability,

solvency
and liquidity of our business.

Factors such as effects of the Covid-19 pandemic, consequences of the United

Kingdom`s withdrawal from the
European Union, regional and global economic impact of the invasion of Russia into Ukraine and related international response measures,

inability of counterparties to meet their financial obligations,

changes in
interest rates, securities prices, credit ratings,

credit spreads, liquidity spreads, exchange rates,

discontinuation of
or changes to ‘benchmark’ indices, consumer spending, changes in client behaviour,

business investment, real
estate values and private equity valuations,

government spending, inflation or deflation, the volatility and strength of the capital markets, operational

risks, political events and trends, non-compliance with (or changes)
in laws and regulations, climate change, terrorism, as well as inability to protect our intellectual property and
infringement claims by third parties, to achieve our strategy or to retain key personnel may

all impact the
business and economic environment and, ultimately,

our solvency, liquidity and the amount and profitability

of
business we conduct in a specific geographic region.

Additional risks of which ING is not presently aware, or that are currently viewed as less material than the risks
described above, could also affect the business operations of ING and have a material adverse effect on ING’s
business activities, financial condition, results of operations and prospects. For more information on risks, please
refer to “Other information and

appendices - Risk Factors” in the Annual Report ING Group for the year ended
December 31, 2021."
Developments on KYC

In the first half year of 2022, we continued to focus on the progress in the bank-wide Know Your

Customer
Enhancement Programme and in the ongoing day-to-day KYC

operations.
The KYC Enhancement Programme encompasses all client segments in all ING business units. The programme consists of three parts: (a) look-back analysis on past deficiencies in post-transaction monitoring, which has been
completed. This comprised screening

transactions executed in the past and following reporting

processes where
applicable; (b) enhancement of customer due diligence files to document sufficiently the knowledge the bank has about its clients in

line with past and new requirements; (c) structural solutions that should support getting sustainably better in addressing Financial Economic Crime (FEC)/Anti

Money Laundering (AML) risks in our
portfolio and complying with laws and regulations. The structural solutions are embedded in various workstreams and range from policy and behavioural

deliverables to globally standardised technology solutions.

In line with ING’s 2022-2023 AML/KYC planning, incorporating the latest standards and insights as well as
regulatory feedback, ING continues updating and improving its AML and KYC processes by rolling out
enhancement initiatives throughout the organisation and works to ensure the operational effectiveness of
controls around the KYC customer lifecycle.
ING remains in dialogue with regulators on the developments around KYC,

and is fully committed to executing on
its enhancement activities, while managing the ongoing and increasing day-to-day KYC operations.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 29
Condensed consolidated statement

of financial position

in EUR million
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Assets Liabilities
Cash and balances with central banks
126,030
106,520
Deposits from banks
90,513
85,092
Loans and advances to banks
22,966
23,592
Customer deposits
642,455
617,400
Financial assets at fair value through profit or loss

2
138,628
101,956
Financial liabilities at fair value through profit or loss

7
107,982
71,041
Financial assets at fair value through other comprehensive income

3
30,745
30,635
Current tax liabilities
280
271
Securities at amortised cost
48,371
48,319
Deferred tax liabilities
2,058
311
Loans and advances to customers

4
643,478
625,122
Provisions
1,029
995
Investments in associates and joint ventures

5
1,477
1,587
Other liabilities
16,997
12,839
Property and equipment
2,562
2,515
Debt securities in issue

8
93,123
91,784
Intangible assets

6
1,119
1,156
Subordinated loans

9
15,473
16,715
Current tax assets
842
549
Total liabilities
969,909
896,448
Deferred tax assets
1,237
1,303
Other assets
8,778
5,996
Equity

10
Share capital and share premium
17,155
17,144
Other reserves
-1,413
-540
Retained earnings
40,167
35,462
Shareholders’ equity (parent)
55,910
52,066
Non-controlling interests
413
736
Total equity
56,323
52,802
Total assets
1,026,232
949,250
Total liabilities and equity
1,026,232
949,250
References relate

to the accompanying notes. These are an integral part of the Condensed consolidated

Interim
financial statements.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 30
Condensed consolidated statement

of profit or loss

6 month period

1 January to 30 June 1 January to 30 June
in EUR million 2022 2021 2022 2021
Continuing operations
Interest income using effective interest

rate method
10,455
9,313
Addition to loan loss provisions

1,189
131
Other interest income
1,347
1,368
Staff expenses

2,976
2,938
Total interest

income

11,802
10,680
Other operating expenses

15
2,706
2,621
Total expenses

6,871
5,691
Interest expense using effective

interest rate method
-3,552
-2,534
Other interest expense
-1,168
-1,125
Result before tax
11,005
4,484
Total

interest expense

-4,720
-3,659
Taxation

3,180
1,265
Net interest income

11
7,082
7,021
Net result
7,825
3,219
Net fee and commission income

12
1,822
1,710
Net result (before non-controlling interests)
7,825
3,219
Valuation results and net trading income

9,212
1,212
Net result attributable to Non-controlling interests
80
59
Investment income

61
49
Net result attributable to shareholders of the parent
7,745
3,161
Other income

14
-300
184
in EUR
Earnings per ordinary share

16
Basic earnings per ordinary share
2.06
0.81
Total income
17,876
10,175
Diluted earnings per ordinary share
2.06
0.81
References relate

to the accompanying notes. These are an integral part of the Condensed consolidated

Interim
financial statements.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 31
Condensed consolidated statement

of comprehensive income

6 month period 1 January to 30 June
in EUR million 2022 2021
Net result (before non-controlling interests)
7,825
3,219
Other comprehensive income
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use
11
-3
Remeasurement of the net defined benefit asset/liability

33
29
Net change in fair value of equity instruments at fair value through other comprehensive
income
66
90
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
220
17
Items that may subsequently be reclassified to the statement of profit or loss:
Net change in fair value of debt instruments at fair value

through other comprehensive income
-338
-108
Realised gains/losses on debt instruments at fair value through other comprehensive income
reclassified to the statement of profit or loss
-27
-30
Changes in cash flow hedge reserve
-2,400
-673
Exchange rate differences 1
894
158
Share of other comprehensive income of associates and joint ventures and other income
-2
Total comprehensive

income
6,284
2,698
Comprehensive income attributable to:
Non-controlling interests
-281
-31
Equity holders of the parent
6,565
2,730
6,284
2,698
1 Includes IAS 29 indexation impact

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 32
Condensed consolidated statement

of changes in equity

in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2021
17,144
-540
35,462
52,066
736
52,802
Impact IAS 29
627
-563
64
64
Balance as per 1 January 2022
17,144
87
34,899
52,130
736
52,866
Net change in fair value of equity instruments at fair value through other comprehensive income
95
-23
73
-7
66
Net change in fair value of debt instruments at fair value

through other comprehensive income
-315
-315
-23
-338
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-26
-26
-1
-27
Changes in cash flow hedge reserve
-2,076
-2,076
-323
-2,400
Realised and unrealised revaluations property in own use
3
7
10
11
Remeasurement of the net defined benefit asset/liability

33
33
33
Exchange rate differences

and other
902
-2
901
-7
894
Share of other comprehensive income of associates and joint ventures and other income
27
-27
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
220
220
220
Total amount recognised

directly in other comprehensive income net of tax
-1,136
-44
-1,180
-361
-1,541
Net result
7,745
7,745
80
7,825
Total comprehensive

income net of tax
-1,136
7,701
6,565
-281
6,284
Dividends and other cash distributions

17
-2,419
-2,419
-41
-2,460
Share buyback programme
-365
-15
-380
-380
Changes in treasury shares
Employee stock option and share plans
12
1
13
13
Balance as at 30 June 2022
17,155
-1,413
40,167
55,910
413
56,323
References relate

to the accompanying notes. These are an integral part of the Condensed consolidated

Interim
financial statements. Changes in individual Reserve components are presented in Note 10 ‘Equity’.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 33
Condensed consolidated statement

of changes in equity - continued

in EUR million
Share capital
and share
premium
Other
reserves
Retained
earnings
Shareholders'
equity (parent)
Non-
controlling
interests
Total
equity
Balance as at 31 December 2020
17,128
2,342
32,149
51,619
1,022
52,640
Net change in fair value of equity instruments at fair value through other comprehensive income

89
0
89
1
90
Net change in fair value of debt instruments at fair value

through other comprehensive income

-106
-106
-1
-108
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss
-30
-30
-0
-30
Changes in cash flow hedge reserve
-577
-577
-96
-673
Realised and unrealised revaluations property in own use
-6
3
-3
-0
-3
Remeasurement of the net defined benefit asset/liability
29
29
29
Exchange rate differences

and other
151
151
6
158
Share of other comprehensive income of associates and joint ventures and other income
-37
35
-2
-2
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss
17
17
17
Total amount recognised

directly in other comprehensive income net of tax
-469
38
-431
-90
-521
Net result
3,161
3,161
59
3,219
Total comprehensive

income net of tax
-469
3,198
2,730
-31
2,698
Dividends

17
-468
-468
-4
-472
Changes in treasury shares
-4
-4
-4
Employee stock option and share plans
16
3
19
0
19
Balance as at 30 June 2021
17,144
1,870
34,882
53,896
987
54,883
References relate

to the accompanying notes. These are an integral part of the Condensed consolidated

Interim
financial statements.

Changes in individual Reserve components are presented in Note 10 ‘Equity’.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 34
Condensed consolidated statement

of cash flows

1 January to 30 June

1 January to 30 June

in EUR million
2022 2021 2022 2021
Cash flows from operating activities

Disposals and redemptions: – Associates and joint ventures
37
37
Result before tax
11,005
4,484
- Financial assets at fair value through other comprehensive income
8,638
11,802
Adjusted for: – Depreciation and amortisation
357
418
- Securities at amortised cost
11,839
26,185
– Addition to loan loss provisions
1,189
131
– Property and equipment
23
9
– Other non-cash items in Result before tax
-3,298
-624
– Other investments
10
0
Taxation

paid
-950
-1,107
Net cash flow from/(used in) investing activities

-1,963
3,253
Changes in:
–

Net change in Loans and advances to/from banks, not
available/payable on demand
6,250
7,944
–

Net change in Trading assets and Trading

liabilities
8,796
-5,159
Cash flows from financing activities

–

Loans and advances to customers
-14,237
-13,380
Proceeds from debt securities
50,085
42,208
–

Customer deposits
24,152
13,128
Repayments of debt securities
-46,591
-32,233
–

Other

-10,479
-9,028
Proceeds from issuance of subordinated loans
491
Net cash flow from/(used in) operating activities

22,786
-3,193
Repayments of subordinated loans
-990
-1,455
Repayments of principal portion of lease liabilities
-134
-144
Cash flows from investing activities Purchase/sale of treasury shares
-365
-4
Investments and advances: - Associates and joint ventures
-16
-31
Dividends paid and other capital distributions
-2,460
-472
- Financial assets at fair value through other comprehensive income
-10,500
-9,381
Other financing
1
2
- Securities at amortised cost
-11,805
-25,190
Net cash flow from/(used in) financing activities
-454
8,395
– Property and equipment
-107
-84
– Other investments
-81
-94
Net cash flow
20,370
8,455
Cash and cash equivalents at beginning of year

107,665
111,566
Effect of exchange

rate changes on cash and cash equivalents
-195
-357
Cash and cash equivalents at end of period
127,839
119,663

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 35
Condensed consolidated statement

of cash flows - continued
Cash and cash equivalents
in EUR million
30
June
2022
30
June
2021
Treasury bills and other eligible bills
21
39
Deposits from banks/Loans and advances to banks
1,789
-1,706
Cash and balances with central banks
126,030
121,331
Cash and cash equivalents at end of period
127,839
119,663
The table below presents the Interest and dividend received and paid.
1 January to 30 June
in EUR million 2022 2021
Interest received
11,851
10,766
Interest paid
-5,572
-4,674
6,279
6,093
Dividend received 1
81
63
Dividend paid
-2,460
-472
1

Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, Financial assets at fair value through OCI, and from Investments in associates and joint ventures.

Dividend paid and
received from trading positions have been included.
Dividends received from associates and joint ventures are

included in investing activities, interest received,
interest paid and other dividends received are included in operating activities and dividend paid is included in
financing activities in the Consolidated statement of cash flows.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 36
Notes to the Condensed consolidated

interim financial statements
1

Basis of preparation and significant accounting policies
1.1 Reporting entity and authorisation of the Consolidated financial statements
ING Groep N.V.

is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam,
number 33231073. These Condensed consolidated interim financial statements, as at and for the six month
period ended 30 June 2022, comprise ING Groep N.V.

(the Parent company) and its subsidiaries, together
referred to as ING Group. ING Group is a global financial institution with a strong

European base, offering a
wide range of retail and wholesale banking services to customers in over
40

countries.

The ING Group

Condensed consolidated interim financial statements, as at and for the six month period ended
30 June 2022, were authorised for issue in accordance with a resolution of the Executive Board on 3 August
2022.
1.2 Basis of preparation of the Consolidated financial statements

The ING Group Condensed consolidated interim financial statements have been prepared in accordance with
International Accounting Standard 34 ‘ Interim Financial Reporting’.

The accounting policies used to prepare
the Condensed consolidated interim financial statements are

consistent with International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS

-IASB) and are consistent with those
set out in the notes to the 2021 Consolidated financial statements as included in the Annual Report on Form
20-F of ING Group except for the adoption of a number of amendments effective in 2022 as set out in Note 1.4
‘Changes to accounting policies’.
The Condensed consolidated interim financial statements should be read in conjunction with ING Group’s 2021
Consolidated financial statements as included in the Form 20- F.
The ING Group Condensed consolidated interim financial statements have been prepared on a going concern
basis.
The Consolidated financial statements are presented

in euros and rounded to the nearest million, unless stated
otherwise. Amounts may not add up due to rounding.
1.2.1 Presentation of Risk management disclosures
Certain disclosures of the nature and extent of risks relate

d

to financial instruments as disclosed in
the 2021 ING Group Consolidated financial statements as included in the 2021 Annual Report are updated and take into account

developments in the first six months of 2022.
These disclosures are an integral part of ING Group Condensed consolidated interim financial statements and
are indicated in the ‘Risk management’ section by the symbol (*). Chapters, paragraphs,

graphs or tables within
the risk management section that are indicated with this symbol in the respective headings or table header are considered to be an integral part of the Condensed consolidated interim financial statements.
1.2.2 Reconciliation between IFRS-EU and IFRS-IASB
The 2021 ING Group Consolidated financial statements and the 2022 ING Group Condensed consolidated interim financial statements are prepared

in accordance with IFRS-EU. IFRS-EU refers

to International Financial
Reporting Standards (‘IFRS’) as adopted by the European Union (EU), including the decisions ING Group made with regard to the options available under IFRS as adopted

by the EU. IFRS-EU differs from IFRS

-IASB in respect
of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate

risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate

risk (fair
value macro hedges) in accordance with the EU carve-out version of IAS 39. Under the EU IAS 39 carve-out, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge
ineffectiveness is only recognised when the revised estimate of the amount of cash flows in scheduled time
buckets falls below the original designated amount of that bucket and is not recognised when the revised
amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot

be applied to core deposits and ineffectiveness arises
whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less
than the original designated amount of that bucket.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 37
This information is prepared by reversing

the hedge accounting impacts that are applied under the EU ‘carve-
out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the
possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where

those alternative hedge strategies could have

qualified for IFRS-IASB
compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net
result amounts compared to those indicated in this Condensed consolidated interim financial statements on
Form 6-K.
In the first six months of 2022, interest yields increased resulting in a positive EU IAS39 carve out adjustment of
EUR
8,594

million (2021 first six months EUR
956

million positive). The impact of the adjustment is mainly
reflected in line item ‘Valuation results and net trading

income’ in the statement of profit or loss. A
reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from

accounting principles generally accepted in the United
States of America (US GAAP).

Reconciliation net result under IFRS-EU and IFRS-IASB
1 January to 30 June
in EUR million
2022 2021
In accordance with IFRS-EU (attributable to the shareholders of the parent)
1,606
2,464
Adjustment of the EU IAS 39 carve-out
8,594
956
Tax effect

of the adjustment
1)
-2,456
-260
Effect of adjustment after tax
6,139
697
In accordance with IFRS-IASB (attributable to the shareholders of the parent)
7,745
3,161
1)

includes the effect of changes in tax rate.
Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB in EUR million
30
June
2022
31
December
2021
In accordance with IFRS-EU (attributable to the shareholders of the parent)
51,628
53,919
Adjustment of the EU IAS 39 carve-out
6,099
-2,490
Tax effect

of the adjustment
-1,817
637
Effect of adjustment after tax
4,281
-1,853
In accordance with IFRS-IASB Shareholders’ equity
55,910
52,066
1.3 Impact of Russian invasion in Ukraine
The Russian invasion of Ukraine is a significant tragedy,

which is having a devastating impact on people’s

lives
and is threatening international stability and security.

The invasion has introduced increased level of estimation
uncertainty and increased credit risk on ING’s Russian-related exposure which led to higher Loan loss
provisions in the first six months of 2022. In the course of the second quarter other risks have emerged
resulting from second-order impacts mainly reflected in high energy prices, high interest rates and inflation,
supply chain disruptions and staffing shortages. Reference

is made to Risk Management chapter for further
information on the impact of the Russian invasion of Ukraine and second order impacts. Furthermore, reference is made to paragraph

1.5 for areas of ‘Significant judgements and critical accounting estimates

and
assumptions’
.
1.4 Changes to accounting policies and presentation
ING Group has consistently applied its accounting policies to all periods presented in these Condensed consolidated interim financial statement.
1.4.1 Changes in IFRS effective in 2022
The following amended standards became effective

in 2022:
◾
Amendments to IFRS 3 ‘Business Combinations’: Reference

to the Conceptual Framework (issued in May
2020).
◾
Amendments to IAS 16 ‘Property,

Plant and Equipment’: Proceeds before Intended Use (issued in May
2020).
◾
Amendments to IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’:

Onerous Contracts —
Cost of Fulfilling a Contract (issued in May 2020).
◾
Annual improvements to IFRS Standards 2018-2020 Cycle: Amendments to

IFRS 1 ‘First-time Adoption of
International Financial Reporting Standards’,

amendments to IFRS 9 ‘Financial Instruments’ and
amendments to IFRS 16 ‘Leases’ (issued in May 2020).
The above changes did not have significant impact on ING Group’s

Consolidated financial statements.

ING
Group has not early adopted any standard, interpretation

or amendment in 2022 which has been issued, but is
not yet effective.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 38
1.4.2 Upcoming changes in IFRS after 2022
The following published amendments are not mandatory for 2022 and have not been early adopted by ING
Group. ING Group is still currently assessing the detailed impact of these amendments. However,

the
implementation of these amendments is expected to have no significant impact on ING Group’s consolidated
financial statements:
◾
Amendments to IAS 1 ‘Presentation of Financial Statements’:

Classification of Liabilities as Current or Non-
current (issued in January 2020).

◾
Amendments to IAS 1 ‘Presentation of Financial Statements’:

Disclosure of Accounting Policies (issued in
February 2021).
◾
Amendments to IAS 8 ‘Accounting

Policies, Changes in Accounting Estimates and Errors’: Definition

of
Accounting Estimates (issued in February 2021).
◾
Amendments to IAS 12 ‘Income Taxes’:

Deferred Tax

Related to Assets and Liabilities Arising From a Single
Transaction (issued in May 2021).
IFRS 17 ‘Insurance contracts’ – effective

in 2023
In May 2017, the IASB issued IFRS 17 ‘Insurance Contracts’,

a new accounting standard for insurance contracts
covering recognition and measurement, presentation

and disclosure. Once effective, IFRS 17 will replace IFRS 4
‘Insurance Contracts’,

which allowed diversity in accounting practices for insurance contracts. In June 2020, the
IASB published amendments to IFRS 17 including a scope exclusion for credit card contracts and similar
contracts that provide insurance coverage,

and an optional scope exclusion for loans with death waivers. ING
Group does not have an insurance business, but on a limited basis sells insurance products as a broker where it
does not run the insurance risk.
ING Group performed an assessment which revealed only a limited number of products that might be in scope and the potential financial impact of IFRS 17, if any or expected to be limited, will be quantified with reasonable certainty later in the year.
1.5 Significant judgements and critical accounting estimates and assumptions

The preparation of the Condensed consolidated interim financial statements requires management to make
judgements in the process of applying its accounting policies and to use estimates and assumptions. The estimates and assumptions affect the reported amounts of the assets and liabilities and the amounts of the contingent assets and contingent liabilities at the balance sheet date, as well as reported income and expenses
for the period. The actual outcome may differ from these estimates.

The process of setting assumptions is
subject to internal control procedures and approvals.

Consistent with Note 1.5 ‘Significant judgements and critical accounting estimates and assumptions’ of the
2021 ING Group Consolidated financial statements, the following areas continue to require management to
make significant judgements and use critical accounting estimates and assumptions based on the information
and financial data that may change in future periods:

●
Loan loss provisions (financial assets);

●
The determination of the fair values of financial assets and liabilities;

●
Impairment assessment of an investment in associate;

●
Provisions; and

●
Accounting for Targeted

Longer-Term

Refinancing Operations (TLTRO).

1.6 Other developments
Application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’

During the second quarter of 2022 Turkey

became a hyperinflationary economy for accounting purposes. As
ING Group has a subsidiary in Turkey,

ING Group applied IAS 29 ‘Financial Reporting in Hyperinflationary
Economies’ to its operations as if the economy in Turkey

had always been hyperinflationary.

Given that ING
Group presents its results in EUR, comparatives were

not restated and IAS 29 was applied from 1 January 2022
with the impact of the first-time application and the effect for the period both shown in these Condensed consolidated interim financial statements

for the six month period ended 30 June 2022.

Under IAS 29, the results of the operations in Turkey

should be stated in terms of the current purchasing power
at the reporting date. For that, the consumer price index (CPI) as determined by the Turkish

Statistical Institute
was used. The development of the CPI during the six month period ended 30 June 2022 was as follows
(2003=100):
1 January 2022

686.95
30 June 2022

977.90
Change for the period

42.35
%
To state

all the items in the financial statements in terms of their current purchasing power at the reporting
date, ING Group restated the non-monetary items

of ING Turkey (such as properties

and equipment,
intangibles, right-of use assets, shareholder’s equity) for

the changes in CPI up to the reporting date. Monetary

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 39 items (such as cash and balances with banks, loans and advances, deposits) are not restated as they are already
expressed in the current purchasing power.

Furthermore, all items in the statement of comprehensive income were also restated for the effects

of inflation based on the developments in CPI during the six month period to reflect the purchasing power as at 30 June 2022.

The effect of such restatement

of the statement of comprehensive income and the balance sheet for inflation in the current period has been recognised in the statement of profit or loss within ‘Other income’ as a ‘Net
monetary gain or loss’.

The net monetary loss for the period represents the loss of purchasing power by the net monetary position (monetary assets exceeding monetary liabilities) of ING Turkey.
After the application of the above restatement

procedures in Turkish Lira

under IAS 29, the financial position
and the results for the period of ING Turkey

are translated and presented in EUR at the exchange

rate on 30
June 2022. For the statement of comprehensive income this is in contrast with the usual translation procedures
where items of comprehensive income are translated

at the exchange rate

at the date of transaction.
Furthermore, ING Group selected to present both the restatement effect resulting from restating

ING Group’s
interest in the equity of ING Turkey

as required by IAS 29; and the translation effect from translating at a
closing rate that differs from

the previous closing rate, in the Currency translation reserve.

Refer to Note 10 ‘Equity’ for the impact of applying IAS 29 during the six month period ended 30 June 2022.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 40
2

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss
in EUR million
30
June
2022
31
December
2021
Trading assets
60,733
51,381
Non-trading derivatives
2,693
1,536
Designated at fair value through profit or loss
6,565
6,355
Mandatorily measured at fair value through profit or loss
68,636
42,684
138,628
101,956
Trading assets include assets that

are classified under IFRS as Trading, but are

closely related to servicing the
needs of the clients of ING Group. ING offers institutional clients, corporate clients, and governments, products
that are traded on the financial markets. A significant part of the derivatives in the trading portfolio is related
to servicing corporate clients in their risk management to hedge for example currency or interest rate
exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own
equity or debt securities (securities underwriting).
(Reverse) repurchase transactions
Financial assets at fair value through profit or loss includes securities lending and sales and repurchase transactions which were not derecognised, because ING Group continues to be exposed to substantially all
risks and rewards of the transferred

financial asset. For repurchase agreements the gross amount of assets must be considered together with the gross amount of related liabilities, which are presented separately on
the statement of financial position since IFRS does not always allow netting of these positions in the statement
of financial position.
ING Group’s exposure

to (reverse) repurchase transactions is included in the following lines in the statement of
financial position:
Exposure to (reverse) repurchase agreements
in EUR million
30
June
2022
31
December
2021
Reverse repurchase transactions
Loans and advances to banks
4,176
3,403
Loans and advances to customers
703
71
Trading assets (loans and receivables)
10,343
8,026
(Loans and receivables) Mandatorily measured at fair value through profit or loss
64,977
39,823
80,200
51,322
Repurchase transactions
Deposits from banks
4,964
4,138
Trading liabilities, funds on deposit
11,414
7,127
Funds entrusted designated and measured at fair value

through profit or loss
50,991
34,608
67,370
45,873
3

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income by type in EUR million
30
June
2022
31
December
2021
Equity securities

2,065
2,457
Debt securities 1
27,876
27,340
Loans and advances 1
805
838
30,745
30,635
1 Debt securities include an amount of EUR -
39

million (31 December 2021: EUR -
12

million)

and the Loans and advances includes EUR -
1
million (31 December 2021: EUR -
1

million) of Loan loss provisions.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 41
Exposure to equity securities
Equity securities designated as at fair value through other comprehensive income
Carrying
value
Carrying
value
Dividend
income
Dividend
income
in EUR million
30
June
2022
31
December
2021
30
June
2022
30
June
2021
Investment in Bank of Beijing
1,796
1,700
Other Investments
268
757
27
15
2,065
2,457
27
15
As at

30 June 2022 ING holds approximately
13
% (31 December 2021:
13
%)

of the shares of Bank of Beijing, a
bank listed on the stock exchange of Shanghai. As per regulatory requirements set by China Banking and
Insurance

Regulatory Commission, ING, as a shareholder holding more than
5
% or more of the shares, is
required to supply additional capital when necessary.

No request for additional capital was received in the first
six months of 2022 (2021: nil).
Changes in fair value through other comprehensive

income
The following table presents changes in financial assets at fair value through other comprehensive income.
Changes in fair value through other comprehensive income financial assets
FVOCI equity securities FVOCI debt instruments 1 Total
in EUR million
30
June
2022
31
December
2021
30
June
2022
31
December
2021
30
June
2022
31
December
2021
Opening balance
2,457
1,862
28,178
34,033
30,635
35,895
Additions
9
518
10,491
12,669
10,500
13,186
Amortisation
-10
-46
-10
-46
Transfers

and reclassifications

1
-7
0
1
-7
Changes in unrealised revaluations 2
32
-88
-2,210
-1,209
-2,178
-1,296
Impairments
-14
-5
-14
-5
Reversals of impairments
5
4
5
4
Disposals and redemptions
-490
-19
-8,148
-17,730
-8,638
-17,750
Exchange rate differences
56
191
388
460
444
651
Changes in the composition of the group and
other changes
-0
0
0
2
0
2
Closing balance
2,065
2,457
28,681
28,178
30,745
30,635
1 Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.
2 Changes in unrealized revaluations of FVOCI debt instruments include changes on hedged items which are recognized in the statement of profit or loss. Reference is made to Note 10 ‘Equity’ for details on the changes in revaluation reserve.

FVOCI equity securities
In the first six months of 2022, disposals of EUR
490

million mainly relates to the sale of HQLA eligible equity
instruments triggered by the changing interest rate

environment and deteriorating market

sentiment. This
portfolio was built up in early 2021 (additions in 2021: EUR
518

million) and was a relatively small part of the
HQLA portfolio.
In the first six months of 2022, exchange rate

differences of EUR
56

million are related to the stake

in Bank of
Beijing following the appreciation of CNY vs EUR.
Changes in unrealised revaluations of equity securities mainly relate to revaluation of the stake in Bank of
Beijing following a change in share price (EUR
40

million; 31 December 2021: EUR
-153

million).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 42
FVOCI debt instruments
In the first six months of 2022, changes in unrealised revaluations of EUR
-2,210

million relates to increased
yield curves.
4

Loans and advances to customers
Loans and advances to customers by type 1
in EUR million
30

June
2022
31

December

2021
Loans to public authorities
13,295
10,824
Residential mortgages
320,418
311,427
Other personal lending
38,297
38,063
Corporate Lending
277,335
270,082
649,345
630,396
Loan loss provisions
-5,867
-5,274
643,478
625,122
1 2021 presentation has been updated to improve consistency and comparability
For details on credit quality and loan loss provisioning, refer to ‘Risk management

– Credit risk’ paragraph ‘Loan
Loss provisioning’.
5

Investments in associates and joint ventures
Investments in associates and joint ventures
in EUR million
30 June 2022
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
743
1,096
48,680
42,879
429
321
Other investments in associates and joint ventures
381
1,477
Investments in associates and joint ventures
in EUR million
31 December 2021
Interest
held (%)
Fair value
of listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMBThanachart Bank Public Company Limited
23
866
1,208
46,478
40,957
1,286
1,038
Other investments in associates and joint ventures
379
1,587
The reporting dates of certain associates and joint ventures can differ from the reporting date of the Group,
but by no more than three months.
TMBThanachart Bank Public Company Limited
ING Group has a
23
% investment in TMBThanachart Bank Public Company Limited (hereafter:

TTB), a bank
listed on the Stock Exchange of Thailand. TTB is providing products and services to Wholesale, Small and
Medium Enterprise (SME), and Retail customers. TTB is accounted for as an investment in associate based on
the size of ING shareholding and representation on the Board.
Impairment testing
The fair value has been below the purchase cost of the investment for a prolonged period of time (since 1Q
2020). This is considered to be objective evidence of impairment. The impairment test performed led to an impairment at 31 March 2022 of EUR
150

million, as the recoverable amount of EUR
1,099

million, as
determined by a Value in Use calculation, was below the carrying amount of EUR
1,249

million at that point in
time. The impairment test at 30 June 2022 did not lead to an impairment loss.
Methodology
The recoverable amount is determined as the higher of the fair value less costs of disposal and Value in Use
(‘VIU’). Fair value less costs of disposal is based on observable share price. The VIU calculation uses discounted cash flow projections based on management’s best estimates. VIU is derived using a Dividend Discount

Model
(DDM) where distributable equity,

i.e. future earnings available to ordinary shareholders, is used as a proxy for
future cash flows. The valuation looks at expected cash flows into perpetuity resulting in two main components
to the VIU calculation:
i) the estimation of future earnings over a
5

year forecast period; and

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 43
ii) the terminal value being the extrapolation of earnings into perpetuity applying a long term growth rate. The earnings that are used for extrapolation

represent the stable long term financial results and
position of TTB, i.e. a steady state. The terminal value comprises the majority of the total VIU.
Key assumptions used in the VIU calculation as at 30 June 2022 (and as at 31 March 2022 resulting in impairment)
The VIU is determined using a valuation model which is subject to multiple management assumptions. The key assumptions, i.e. those to which the overall result is most sensitive to, are the following:
⬝
Expected future earnings of TTB: based on forecasts derived from broker consensus over the short to
medium term and TTB observable targets for steady state

earnings into perpetuity. A capital

maintenance
charge is applied, which is management’s forecast

of the earnings that need to be withheld in order for
TTB to meet target regulatory requirements

over the forecast period;
⬝ Discount rate (cost of equity):
10.15
% (31 March 2022:
9.60
%), based on the capital asset pricing model
(CAPM) calculated for TTB using current market data.
⬝
Terminal growth

rate:
3.36
% (31 March 2022:
2.87
%) consistent with current long term government bond
yield in Thailand as a proxy for a risk-free

rate;
As at 30 June 2022, the recoverable amount as determined by the VIU calculation is slightly above the carrying
value of EUR
1,096

million. To assess the risk of further impairment at 30 June 2022, the model was evaluated for reasonably possible changes to key assumptions in the model. This reflects the sensitivity of the VIU to each key assumption on its own and it is possible that more than one favourable and/or unfavourable change

may
occur at the same time. Holding the other key assumptions constant, a reduction in all of the forecasted annual
cash flows, including terminal value, of
40
bps would reduce the recoverable amount to

the carrying amount. A
57
bps decrease in terminal growth rate or a
3
bps increase in the discount rate would cause the VIU to equal the carrying amount.
Other investments in associates

and joint ventures
Included in Other investments in associates and joint ventures are mainly financial services and financial
technology funds or vehicles operating predominantly in Europe.

Other investments in associates and joint ventures represents a number of associates and joint ventures that
are individually not significant to ING Group.
Changes in Investments in associates and joint ventures
in EUR million
30

June
2022
31

December

2021
Opening balance
1,587
1,475
Additions
16
91
Revaluations
-6
-24
Share of results
35
141
Dividends received
-31
-34
Disposals
-6
-23
Impairments
-153
-3
Exchange rate differences
29
-31
Other
4
-5
Closing balance
1,477
1,587
Share of results from associates and joint ventures of EUR
35

million (31 December 2021: EUR
141

million) as
included in the table above is mainly attributable to results of TTB of EUR
37

million (31 December 2021: EUR
61

million).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 44
6

Intangible assets
Changes in intangible assets
Goodwill Software Other Total
in EUR million
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Opening balance
472
533
682
846
2
15
1,156
1,394
Additions
17
44
17
44
Capitalised expenses
64
135
64
135
Amortisation
-113
-260
-0
-1
-113
-261
Impairments 1
-32
-8
-82
-12
-40
-94
Exchange rate differences
-1
-61
3
-0
0
0
2
-62
Disposals
-1
-0
-1
-0
Changes in the composition of
the group and other changes
25
9
-1
0
35
-0
Closing balance
463
472
653
682
2
2
1,119
1,156
Gross carrying amount
496
472
2,422
2,521
8
59
2,925
3,052
Accumulated amortisation
-1,705
-1,710
-3
-9
-1,708
-1,719
Accumulated impairments
-32
-64
-129
-2
-48
-98
-177
Net carrying value
463
472
653
682
2
2
1,119
1,156
1 Impairments of intangible assets are presented within Other operating expenses in the statement of Profit or Loss.
Goodwill
Following a change in monitoring from a centralised towards

a de-centralised approach for Retail as from

the
beginning of 2022, goodwill related to the group of cash generating units (CGUs) ‘Retail

Growth Markets’ was
reallocated to Retail Romania,

Retail Poland and Retail Turkey

CGUs using a relative value approach. The
goodwill for Turkey,

after first being adjusted for inflation, was

fully impaired for the amount of EUR
32

million
and the impairment loss was presented in operating expenses. Goodwill allocated to Retail Romania and Retail
Poland was EUR
15

million and EUR
70

million respectively as at 30 June 2022.
7

Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss
in EUR million
30

June
2022
31

December

2021
Trading liabilities
45,261
27,113
Non-trading derivatives
4,501
2,120
Designated at fair value through profit or loss
58,219
41,808
107,982
71,041
8

Debt securities in issue
Debt securities in issue relates to debentures and other issued debt securities with either fixed interest rates or
interest rates based on floating interest

rate levels, such as certificates of deposit and accepted bills issued by
ING Group, except for subordinated

items. Debt securities in issue does not include debt securities presented as Financial liabilities at fair value through profit or loss. ING Group does not have debt securities that are
issued on terms other than those available in the normal course of business.
Changes in debt securities in issue
in EUR million
30
June
2022
31
December
2021
Opening balance
91,784
82,065
Additions
50,085
85,113
Redemptions / Disposals
-46,591
-76,150
Exchange rate differences
2,817
2,771
Other movements
-4,972
-2,014
Closing balance
93,123
91,784

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 45
9

Subordinated loans
Subordinated loans issued by ING Groep N.V.

include bonds issued to raise Tier 1 and Tier 2 (CRD IV eligible)
capital for ING Bank N.V.

Under IFRS these bonds are classified as liabilities and for regulatory purposes, they are considered capital. Subordinated loans issued by ING Group companies comprise,

for the most part,
subordinated loans which are subordinated to all current

and future liabilities of ING Bank N.V.
Changes in subordinated loans

In EUR million
30

June
2022
31

December

2021
Opening balance

16,715
15,805
New issuances
3,163
Repayments
-990
-2,449
Exchange rate differences
708
609
Other changes
-960
-413
Closing balance
15,473
16,715
ING Groep N.V.

redeemed in April 2022 USD
1

billion
6.875
% Perpetual Additional Tier 1 Contingent
Convertible Capital Securities and in May 2022 JPY
10

billion
1.10
% Subordinated Tier 2 Notes on the first call
dates.
10

Equity
Total equity
In EUR million
30

June
2022
31

December

2021
Share capital and share premium

-

Share capital
39
39

-

Share premium
17,116
17,105
17,155
17,144
Other reserves

-

Revaluation reserve: Equity securities at FVOCI
1,377
1,282

-

Revaluation reserve: Debt instruments at FVOCI
-245
96

-

Revaluation reserve: Cash flow hedge
-2,230
-153

-

Revaluation reserve: Credit liability
140
-80

-

Revaluation reserve: Property in own use
192
208

-

Net defined benefit asset/liability remeasurement reserve
-180
-212

-

Currency translation reserve
-1,934
-3,483

-

Share of associates and joint ventures and other reserves
3,443
3,416

-

Treasury shares
-1,977
-1,612
-1,413
-540
Retained earnings
40,167
35,462
Shareholders’ equity (parent)
55,910
52,066
Non-controlling interests
413
736
Total equity
56,323
52,802
Cash flow hedge
ING mainly hedges floating rate lending with interest rate

swaps. Due to an increase in yield curves the interest
rate swaps had a negative revaluation

of EUR
-2,076

million in the 6 month period ended 30 June 2022 (2021:
EUR
-1,603

million), which is recognised in the cash flow hedge reserve.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 46
Currency translation reserve
The increase of Currency translation reserve of EUR
1,549

million in the 6 month period ended 30 June 2022 is
related to several currencies including TRY (EUR
834

million including IAS 29 ‘Hyperinflation’ impact), USD (EUR
597

million), RUB (EUR
181

million) and PLN (EUR -
55

million).
Treasury shares
On 1 October 2021, ING announced a share buyback programme for EUR
1,744

million, commencing

on 5 October 2021 and which was completed by February 2022. The
140

million shares repurchased under the
EUR
1,744

million share buyback programme were cancelled on 1 July 2022.

On 6 May 2022, ING announced a share buyback programme of EUR
380

million, commencing on 12 May 2022
and which was completed by July 2022.

In the first six months of 2022, in total
35

million shares have been repurchased at an average

price of EUR
10.22

per share for a total consideration of EUR
362

million.

Retained earnings
ING paid in April 2022 a final dividend over 2021 of EUR
1,545

million (EUR
0.41

per share) and in May a cash
dividend of EUR
874

million (EUR
0.232

per share).

IAS 29 ‘Hyperinflation’
In 2022 Turkey

was deemed a hyperinflationary economy for accounting purposes and ING started applying IAS
29 ‘Hyperinflation’ on its foreign investment in Turkey.

All non-monetary balance sheet positions (which
include equity) are stated at ‘the measuring unit current at the end of the reporting period’ (by indexation using general price indexes as from the date of acquisition of the non-monetary item,

or the date of the latest
revaluation of non-monetary items measured at revalued

amounts). Indexation effect at

1 January 2022 is
reflected in Equity,

while indexation during 2022 is reflected in profit or loss. The IAS 29 indexation impact on equity, in opening balance and for the period, was EUR
99

million in total including EUR
924

million in currency
translation reserve, EUR -
563

million in retained earnings, EUR -
18

million in revaluation reserves and EUR -
244
million in profit or loss.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 47
11

Net interest income
Net interest income
1 January to 30 June 1 January to 30 June
in EUR million 2022 2021 2022 2021
Interest income on loans
7,634
6,999
Interest expense on deposits from banks
110
71
Interest income on financial assets at fair value through

OCI
184
189
Interest expense on customer deposits
673
479
Interest income on debt securities at amortised cost
248
223
Interest expense on debt securities in issue
652
621
Interest income on non-trading derivatives (hedge

accounting)
1,631
1,131
Interest expense on subordinated loans
316
271
Negative interest on liabilities
758
770
Negative interest on assets
249
276
Total interest

income using effective interest rate

method
10,455
9,313
Interest expense on non-trading derivatives (hedge

accounting)
1,551
817
Total interest

expense using effective interest rate

method
3,552
2,534
Interest income on financial assets at fair value through

profit or loss
291
220
Interest income on non-trading derivatives (no hedge accounting)
1,045
1,140
Interest expense on financial liabilities at fair value through profit or loss
248
158
Interest income other

11
8
Interest expense on non-trading derivatives (no hedge

accounting)
880
934
Total other interest

income
1,347
1,368
Interest expense on lease liabilities
7
7
Total interest

income

11,802
10,680
Interest expense other
33
26
Total other interest

expense
1,168
1,125
Total interest

expense
4,720
3,659
Net interest income
7,082
7,021
Total

net interest income amounts to EUR
7,082

million (2021: EUR
7,021

million). Net interest income was
affected by reversing the hedge

accounting impacts that are applied under EU ‘IAS 39 carve-out’ with an impact of EUR +
202

million (2021: EUR +
169

million).
Negative interest on liabilities in 2022, amounting to EUR
758

million (2021: EUR
770

million) includes ECB
funding rate benefit from the TLTRO

III programme of EUR
321

million (2021: EUR
473

million, includes EUR
158
million catch-up effect from 2020). This amount includes EUR
315

million of interest benefit from the additional
special interest period ending 23 June 2022. Furthermore, this amount includes EUR
6

million of interest benefit
from the period starting 24 June 2022 for which the interest rate is determined as the average deposit rate

over
the life of the respective TLTRO

III.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 48
12

Net fee and commission income
Net fee and commission income
1 January to 30 June
in EUR million 2022 2021 1
Fee and commission income
Payment Services
906
793
Securities business
376
438
Insurance and other broking
389
405
Portfolio management
303
290
Lending business
257
161
Financial guarantees and other commitments
250
217
Other
119
135
Total fee

and commission income
2,600
2,439
Fee and commission expenses
Payment Services
291
263
Securities business
86
78
Distribution of products (Externally)
317
296
Other
85
92
Total fee

and commission expenses
779
729
Net fee and commission income
1,822
1,710
1 ING Group changed the presentation of net fee and commission income in the course of 2021 to better align with internal management and monitoring. Comparative figures for the prior period have been updated accordingly.

The reclassifications do not affect the total
amount of Net Fee and Commission Income.

All of ING’s net fee and commission income are

in scope of IFRS 15 ‘Revenue from Contracts with Customers’.
Reference is made to Note 18 ‘Segments’ which includes net fee and commission income, as reported to the
Executive Board and the Management Board Banking, disaggregated by line of business and by geographical
segment.
13

Valuation results and net trading income
Valuation results and net trading income
1 January to 30 June
in EUR million 2022 2021
Securities trading results
-498
798
Derivatives trading results
854
-654
Other trading results
31
62
Change in fair value of derivatives relating to
–

fair value hedges

-3,463
-627
–

cash flow hedges (ineffective portion)
25
2
–

other non-trading derivatives

9,972
265
Change in fair value of assets and liabilities (hedged items)
3,490
638
Valuation results on assets and liabilities designated at

FVPL (excluding trading)
138
-36
Foreign exchange transactions results
-1,337
763
9,212
1,212
Changes in Valuation results and net trading income

in the first six months of 2022 compared to the first six
months in 2021 are the result of increased yield curves in 2022.
14

Other income
Other income
1
1 January to 30 June
in EUR million 2022 2021
Share of result associates and joint ventures
35
23
Impairment of associates and joint ventures
-153
-3
Net result derecognition of financial assets measured

at amortised cost

-3
-3
Net monetary gain or loss -250
Other
70
166
-300
184
1 2021 presentation has been updated to improve consistency and comparability
In 2022, Other income includes EUR -
250

million net monetary loss reflecting the IAS 29 hyperinflation impact in
Turkey

related to the indexation of Turkey’s

statement of financial position (EUR -
239

million) and statement of
profit and loss (EUR -
11

million). Furthermore, other IAS 29 impacts (EUR -
5

million) are reported but not

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 49 reflected in the net monetary loss. Reference is made to

paragraph 1.6 ‘Other developments' for further
explanation.
Furthermore, Other income includes EUR -
150

million impairment on TTB as the recoverable amount, as
determined by a Value in Use calculation, was below the carrying amount at

31 March 2022. Reference is made
to note 5 ‘Investment in associated and joint ventures’

for further explanation.
In 2021, Other income other includes the recognition of a EUR
72

million better than expected recovery of the
insolvency of a financial institution in the Netherlands, proceeds of the agreement with Raiffeisenbank due to the withdraw from the retail banking market

in the Czech Republic and the positive recovery of defaulted receivables
of EUR
16

million.
15

Other operating expenses
Other operating expenses
1 January to 30 June
in EUR million 2022 2021
Regulatory costs
863
759
Audit and non-audit services
17
16
IT related expenses
402
387
Advertising and public relations
144
149
External advisory fees
129
147
Office expenses
139
141
Travel and

accommodation expenses
39
24
Contributions and subscriptions
58
59
Postal charges
16
20
Depreciation of property and equipment
244
285
Amortisation of intangible assets
113
133
(Reversals of) impairments of tangible assets
7
-1
(Reversals of) impairments of intangible assets
40
24
Addition to / (unused amounts reversed of) provision for reorganisations
125
88
Addition to / (unused amounts reversed of) other provisions
5
49
Other
366
341
2,706
2,621
Regulatory costs
Regulatory costs represent contributions to

the Deposit Guarantee Schemes (DGS), The Single Resolution Fund
(SRF), local bank taxes and local resolution funds. Included in Regulatory costs for 2022, are contributions to DGS
of EUR
304

million (first six months of 2021: EUR
260

million) mainly related to the Netherlands, Germany,
Belgium, and Poland and contributions to the SRF and local resolution funds of EUR
354

million (first six months
of 2021: EUR
308

million). In 2022 local bank taxes increased by EUR
14

million from EUR
191

million in 2021 to
EUR
205

million.
In 2022, ING Bank Slaski, together with seven other Polish banks,

has established an Institutional Protection
Scheme (IPS). The fund can be used to ensure the liquidity and solvency of each of its participants, and to assist in the resolution of participating and non-participating banks. The contribution by ING amounts to EUR
92

million
and is recognized as regulatory costs (DGS).
16

Earnings per ordinary share
Earnings per ordinary share
Weighted average

number
of ordinary

shares outstanding

Amount during the period Per ordinary share
(in EUR million) (in millions) (in EUR)
1 January to 30 June 1 January to 30 June 1 January to 30 June
2022 2021 2022 2021 2022 2021
Basic earnings
7,745
3,161
3,765.3
3,901.9
2.06
0.81
Basic earnings from continuing
operations
7,745
3,161
2.06
0.81
Effect of dilutive instruments:
Stock option and share plans
1.4
1.6
1.4
1.6
Diluted earnings
7,745
3,161
3,766.7
3,903.5
2.06
0.81
Diluted earnings from continuing
operations
7,745
3,161
2.06
0.81

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 50
Earnings per ordinary share is calculated on the basis of the weighted average number of ordinary shares
outstanding. In calculating the weighted average

number of ordinary shares outstanding,

own shares held by
group companies (including share buyback programme) are deducted from the total number of ordinary shares
in issue.
17

Dividend per ordinary share
Dividends to shareholders of the parent
Per ordinary
share

(in EUR)
Total

(in EUR
million)
Dividends on ordinary shares:
In respect of 2020

- Interim dividend, paid in February 2021

0.12
468
Total dividend in respect

of 2020
0.12
468
In respect of 2021

- Interim dividend, paid in October 2021
0.21
820

- Final dividend, paid in May 2022
0.41
1,545
Total dividend in respect

of 2021
0.62
2,365
In respect of 2022 –

- Additional dividend, paid in May 2022
0.232
874

- Interim dividend declared
0.17
636
On 28 February 2022 ING announced it has fully completed the share buyback programme, which started on 5
October 2021. The total number of shares repurchased under the programme is
140

million shares and have
been cancelled in July 2022.

On 25 April 2022, the Annual General Meeting of shareholders ratified the total dividend of EUR
0.62

per
ordinary share of which EUR
0.21

was paid as an interim cash dividend during 2021. The final dividend of EUR
0.41

per ordinary share was paid entirely in cash.
On 6 may 2022, ING announced EUR
1.25

billion programme to return capital to the shareholders.

An additional
cash dividend of EUR
0.232

per share was paid on 18 May 2022 and the remaining amount, EUR
380

million, has
been distributed via a share buyback programme. A total number of
40.7

million ordinary shares were
repurchased under the programme, which was completed on 14 July 2022.

ING Groep N.V.

is required to withhold tax of
15
% on dividends paid."
Reference is made to Note 10 ‘Equity’ for further information.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 51
Additional notes to the Condensed consolidated

interim financial statements
Segment reporting
18

Segments
ING Group’s segments are based on the internal

reporting structure by lines of business.
The Executive Board of ING Group and the Management Board Banking (together the Chief

Operating Decision
Maker (CODM)) set the performance targets, approve

and monitor the budgets prepared by the business lines.
Business lines formulate strategic, commercial,

and financial plans in conformity with the strategy and
performance targets set by the CODM.
Recognition and measurement of segment results are in line with the accounting policies as described in Note
1 ‘Basis of preparation and significant accounting policies’ as included in the 2021 Annual Report. The results for the period for each reportable segment are after intercompany and intersegment

eliminations and are those reviewed by the CODM to assess performance of the segments. Corporate expenses are allocated to

business lines based on time spent by head office
personnel, the relative number of staff,

or on the basis of income, expenses and/or assets of the segment.
The following table specifies the segments by line of business and main sources of income of each of the segments:

Specification of the main sources of income of each of the segments by line of business
Segments by line of business

Main source of income
Retail Netherlands
(Market Leaders)
Income from retail and private banking activities in the Netherlands, including the
SME and mid-corporate segments, and the Real Estate

Finance portfolio related to
Dutch domestic mid-corporates. The main products offered

are current and savings
accounts, business lending, mortgages and other consumer lending in the
Netherlands.
Retail Belgium
(Market Leaders)
Income from retail and private banking activities in Belgium (including
Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.
Retail Germany
(Challengers and Growth Markets)
Income from retail and private banking activities in Germany

(including Austria up
to and including 2021, after which ING left the retail market). The main products offered are current and savings accounts, mortgages

and other customer lending.
Retail Other
(Challengers and Growth Markets)
Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar
to those in the Netherlands.
Wholesale Banking
Income from wholesale banking activities. The main products are: lending, debt capital markets, working capital solutions, export finance, daily banking solutions, treasury and risk solutions, and corporate finance.
Specification of geographical split of the segments
Geographical split of the segments Main countries
The Netherlands
Belgium Including Luxembourg
Germany Including Wholesale Banking Austria and Retail Banking in Austria 1
Other Challengers Australia, Retail Banking Czech Republic 1
, France, Italy, Spain, Portugal,

Other
Growth Markets
Poland, Romania, Turkey,

Philippines and Asian stakes
Wholesale Banking Rest of World UK, Americas, Asia and other countries in Central and Eastern Europe
Other Corporate Line
1 Retail Banking Austria and Retail Banking Czech Republic

up to and including 2021, after which ING left the retail market.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 52
ING Group monitors and evaluates the performance of ING Group at a consolidated level and by segment using
results based on figures according to IFRS as adopted by the European Union (IFRS-EU). The Executive

Board
and the Management Board Banking consider this measure to be relevant to an understanding of the Group’s
financial performance, because it allows investors to

understand the primary method used by management to
evaluate the Group’s

operating performance and make decisions about allocating resource

s.
In addition, ING Group believes that the presentation of results in accordance with IFRS-EU helps investors
compare its segment performance on a meaningful basis by highlighting result before tax attributable to
ongoing operations and the profitability of the segment businesses. IFRS-EU result is derived by including the impact of the IFRS-EU ‘IAS 39 carve out’ adjustment.
The IFRS-EU ‘IAS 39 carve-out’ adjustment relates to fair value portfolio hedge accounting strategies for the
mortgage and savings portfolios in the Benelux, Germany and Other Challengers that are not eligible under
IFRS-IASB. As no hedge accounting is applied to these mortgage and deposits portfolios under IFRS-IASB,

the
fair value changes of the derivatives are not offset by

fair value changes of the hedge items (mortgages and
deposits).
The segment reporting in the annual report on Form 6-K has been prepared in accordance with International
Financial Reporting Standards as issued by the EU (IFRS-EU) and reconciled to International Financial Reporting
Standards as issued by the International Accounting Standards Board (IFRS

-IASB) for consistency with the other
financial information contained in this report. The difference between the accounting standards is reflected in
the Wholesale Banking segment, and in the geographical split of the segments in the Netherlands, Belgium,
Germany and Other Challengers.

Reference is made to Note 1 ‘Basis of preparation

and significant accounting policies’ for a reconciliation
between IFRS-EU and IFRS-IASB. Corporate expenses are

allocated to business lines based on time spent by
head office personnel, the relative number of staff,

or on the basis of income, expenses and/or assets of the
segment.
ING Group reconciles the total segment results to the total result using Corporate Line. The Corporate Line is a
reflection of capital management activities and certain income and expenses that are not allocated to the
banking businesses, including IAS 29 impact, and the recognition of value-added tax (VAT)

refunds in the
Netherlands (recorded under expenses). Furthermore, the Corporate

Line includes the isolated legacy costs
(mainly negative interest results) caused

by the replacement of short-term funding with long-term funding during 2013 and 2014. ING Group applies a system of capital charging for its banking operations in order to
create a comparable basis for the results of business units globally,

irrespective of the business units’ book
equity and the currency they operate in.
The information presented in this note is in line with the information presented to the Executive Board of ING
Group and Management Board Banking.
This note does not provide information on the revenue specified to each product or service as this is not
reported internally and is therefore not readily

available.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 53
Reconciliation between IFRS-IASB and IFRS-EU income, expense and net result
6 month period
1 January to 30 June 2022 2021
in EUR million Income Expenses Taxation
Non-controlling
interests Net result 1 Income Expenses Taxation
Non-controlling
interests Net result 1
Net result IFRS-IASB attributable to equity holder of the parent
17,876
6,871
3,180
80
7,745
10,175
5,691
1,265
59
3,161
Remove impact of:
Adjustment of the EU 'IAS 39 carve out' 2
-8,594
0
-2,456
0
-6,139
-956
0
-260
0
-697
Result IFRS-EU 3
9,282
6,871
724
80
1,606
9,219
5,691
1,005
59
2,464
1. Net result, after tax and non-controlling interests.
2. ING prepares the Form 6-K in accordance with IFRS-IASB. This information is prepared by reversing the hedge accounting impacts that applied under the EU 'carve-out' version of IAS 39. For the IFRS-EU result, the impact of the carve-out is re-instated as this is the measure at which management monitors the business.
3. IFRS-EU figures are derived from figures according to IFRS-IASB by excluding the impact of adjustment of the EU 'IAS 39 carve-out'.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 54
ING Group Total
6 month period
1 January to 30 June 2022 2021
in EUR million
ING
Bank
Other

Total

ING Group
ING
Bank
Other

Total

ING Group
Income
– Net interest income
6,884
-4
6,880
6,852
6,853
– Net fee and commission income
1,822
-0
1,822
1,710
-0
1,710
– Total investment

and other income
576
4
580
653
4
656
Total income
9,282
9,282
9,215
4
9,219
Expenditure
– Operating expenses
5,678
5
5,682
5,553
6
5,560
– Addition to loan loss provisions
1,189
-0
1,189
131
-0
131
Total expenses
6,866
5
6,871
5,685
6
5,691
Result before taxation
2,416
-5
2,411
3,530
-2
3,528
Taxation
726
-1
724
1,005
1,005
Non-controlling interests
80
80
59
0
59
Net result IFRS-EU
1,610
-4
1,606
2,467
-2
2,464
Adjustment of the EU 'IAS 39 carve out'
6,139
6,139
697
697
Net result IFRS-IASB attributable to equity holder of the parent
7,749
-4
7,745
3,163
-2
3,161

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 55
Segments by line of business

6 month period

1 January to 30 June 2022 2021
in EUR million
Retail
Netherlands
Retail

Belgium
Retail

Germany

Retail
Other

Wholesale
Banking
Corporate
Line Total
Retail
Netherlands
Retail

Belgium
Retail

Germany 1
Retail
Other
Wholesale
Banking
Corporate
Line
Total

Income
–

Net interest income
1,489
834
703
1,488
2,139
228
6,880
1,651
894
734
1,354
2,044
174
6,853
–

Net fee and commission income
433
258
249
279
605
-2
1,822
368
248
257
253
580
4
1,710
–

Total investment

and other income
222
117
102
-13
519
-367
580
119
99
45
122
267
5
656
Total income
2,144
1,209
1,054
1,755
3,262
-141
9,282
2,138
1,241
1,036
1,729
2,891
184
9,219
Expenditure
–

Operating expenses
1,015
1,022
595
1,269
1,524
258
5,682
1,181
912
604
1,174
1,452
237
5,560
–

Additions to loan loss provisions
-6
23
36
108
1,027
-0
1,189
-65
194
19
102
-119
131
Total expenses
1,009
1,045
631
1,377
2,551
258
6,871
1,116
1,107
623
1,276
1,333
237
5,691
Result before taxation
1,134
164
423
377
712
-400
2,411
1,022
134
413
454
1,558
-53
3,528
Taxation
301
49
83
139
188
-37
724
267
41
135
117
355
89
1,005
Non-controlling interests
0
2
59
19
0
80
0
2
46
10
-0
59
Net result IFRS-EU
833
115
338
180
504
-363
1,606
754
94
275
291
1,192
-142
2,464
Adjustment of the EU 'IAS 39 carve out'
6,139
6,139
697
697
Net result IFRS-IASB
833
115
338
180
6,643
-363
7,745
754
94
275
291
1,889
-142
3,161
1 Germany Including ING Austria (up to and including 2021, after which ING left the retail market).
2 Retail Other including Retail Banking Czech

Republic (up to and including 2021, after which ING left the retail market).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 56
Geographical split of the segments

6 month period
1 January to 30 June 2022 2021
in EUR million
Netherlands Belgium Germany 1
Other
Challengers

Growth
Markets
Wholesale
Banking Rest
of World

Other Total Netherlands
Belgium

Germany 1
Other
Challengers 2,3
Growth
Markets

Wholesale
Banking Rest
of World 3 Other Total
–

Net interest income
1,887
1,017
940
893
947
972
223
6,880
2,023
1,072
1,010
936
749
888
175
6,853
– Net fee and commission
income
578
360
270
158
192
265
-2
1,822
518
356
263
159
163
248
4
1,710
–

Total investment

and
other income
432
165
131
32
65
119
-363
580
148
127
78
46
154
99
5
656
Total income
2,898
1,542
1,341
1,083
1,204
1,356
-141
9,282
2,688
1,554
1,350
1,141
1,066
1,235
184
9,219
Expenditure
–

Operating expenses
1,446
1,185
690
690
778
635
258
5,682
1,577
1,065
691
709
636
644
237
5,560
–

Additions to loan loss
provisions
127
155
438
42
108
318
-0
1,189
-51
139
43
55
45
-101
131
Total expenses
1,573
1,340
1,128
732
886
954
258
6,871
1,526
1,205
734
764
681
543
237
5,691
Result before taxation
1,324
201
214
351
318
402
-400
2,411
1,162
349
616
377
384
692
-53
3,528
Retail Banking
1,134
164
423
183
195
2,099
1,022
134
413
160
294
2,023
Wholesale Banking
190
37
-209
168
123
402
0
712
140
215
203
217
91
692
0
1,558
Corporate Line
-400
-400
-53
-53
Result before taxation
1,324
201
214
351
318
402
-400
2,411
1,162
349
616
377
384
692
-53
3,528
Taxation
346
58
76
111
114
73
-54
724
298
92
186
116
83
143
87
1,005
Non-controlling interests
0
2
78
0
80
0
2
57
-0
59
Net result IFRS-EU
978
143
136
240
126
329
-346
1,606
864
257
428
261
245
549
-140
2,464
Adjustment of the EU 'IAS
39 carve out'
2,477
814
2,668
179
6,139
477
35
185
-1
697
Net result IFRS
3,454
957
2,804
419
126
329
-346
7,745
1,341
292
613
261
245
549
-140
3,161
1 Germany includes Wholesale Banking Austria. Also including Retail Banking in Austria, but only up to and including 2021, after which ING left the retail market.
2 Other Challengers includes Retail Banking Czech Republic (up to and including 2021, after which ING left the retail banking market).
3 As from 2022, Wholesale Banking Czech Republic is recorded in Wholesale Banking Rest of World (previously recorded in Other Challengers). Historical figures have been adjusted.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 57
19 Fair value of assets and liabilities

Valuation Methods
The estimated fair values represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is a market-based measurement, which is based on assumptions that market participants would use and takes into account the characteristics of the asset or liability that market participants would take into account when pricing the asset or liability.
Fair values of financial assets and liabilities are based on quoted prices in active market where available. When such quoted prices are not available, the fair value is determined by using valuation techniques.
A comprehensive description of ING’s valuation

methods and framework is reported in Note 39 ‘Fair value

of
assets and liabilities’ of the 2021 Annual Report on Form 20-F of ING Group. This chapter of the Interim financial report should be read in conjunction with the 2021 Annual Report on Form 20-F of ING Group.
Valuation Adjustments
Valuation adjustments are

an integral part of the fair value. They are included as part of the fair value to provide
better estimation of market exit

value on measurement date. ING considers various valuation

adjustments to
arrive at the fair value including Bid-Offer adjustments,

Model Risk adjustments, Credit Valuation Adjustments
(CVA), Debit valuation Adjustments (DVA),

including DVA on derivatives and own issued liabilities, Collateral
Valuation Adjustment (CollVA)

and Funding Valuation Adjustment (FVA).
For financial instruments measured by internal models where one or more unobservable market inputs are
significant for valuation, a difference between

the transaction price and the theoretical price resulting from the internal model can occur.

ING defers material Day One profit or loss relating

to financial instruments classified as
Level 3 and financial instruments with material unobservable inputs into CVA which are not necessarily classified
as Level 3. The Day One profit or loss is amortised over the life of the instrument or until the observability improves. Both the impact on the profit and loss for the first six months of 2022 and the Day

One profit or loss
reserve in the balance sheet as per 30 June 2022 are deemed to be immaterial.
The following table presents the models reserves for financial assets and liabilities:

Valuation adjustment on financial assets and liabilities
30

June
2022
31

December

2021
Bid/Offer
-210
-143
Model Risk
-8
-11
CVA
-227
-159
DVA
252
-66
CollVA
-9
-8
FVA
-44
-95
Total Valuation

Adjustments
-247
-482
Financial instruments at fair value

The fair values of the financial instruments

were determined as follows:

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 58
Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
Level 1 Level 2 Level 3 Total
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Financial Assets
Financial assets at fair value
through profit or loss

- Equity securities
10,908
17,591
2
2
120
134
11,030
17,727

- Debt securities
2,452
2,317
6,623
7,016
3,282
2,643
12,357
11,976

- Derivatives
14
6
35,066
21,154
389
140
35,469
21,299

- Loans and receivables

77,706
48,706
2,065
2,248
79,771
50,954
13,373
19,914
119,398
76,877
5,856
5,165
138,628
101,956
Financial assets at fair value
through other
comprehensive income

- Equity securities
1,822
2,232
242
225
2,065
2,457

- Debt securities
23,552
21,753
4,324
5,587
27,876
27,340

- Loans and receivables

805
838
805
838
25,374
23,984
4,324
5,587
1,047
1,063
30,745
30,635
Financial liabilities
Financial liabilities at fair
value through profit or loss
–

Debt securities
752
827
4,817
5,333
121
135
5,690
6,295
–

Deposits
64,483
43,026
64,483
43,026
–

Trading securities
1,536
955
152
120
8
0
1,695
1,075
–

Derivatives
63
63
35,635
20,388
416
195
36,114
20,646
2,351
1,844
105,086
68,867
545
330
107,982
71,041
The following methods and assumptions were used by ING Group to estimate the fair value of the financial
instruments:
Equity securities
Instrument description:

Equity securities include stocks

and shares, corporate investments

and private equity
investments.
Valuation:

If available, the fair values of publicly traded equity securities and private equity securities are based
on quoted market prices. In absence of active markets, fair

values are estimated by analysing the investee’s
financial position, result, risk profile, prospect, price, earnings comparisons and revenue multiples. Additionally, reference is made to valuations of peer entities where quoted prices in active markets are available. For equity
securities best market practice will be applied using the most relevant valuation method.

All non-listed equity
investments, including investments

in private equity funds, are subject to a standard review

framework which
ensures that valuations

reflect the fair values.
Fair value hierarchy:

The majority of equity securities are publicly traded and quoted prices are readily and regularly available.

Hence, these securities are classified as Level 1.

Equity securities which are not traded in
active markets mainly include corporate investments,

fund investments and other equity securities and are
classified as Level 3.
Debt securities
Instrument description:

Debt securities include government bonds, financial institutions bonds and Asset-backed securities (ABS).

Valuation:

Where available, fair values for debt securities are

generally based on quoted market prices. Quoted
market prices are obtained from an exchange

market, dealer,

broker,

industry group, pricing service, or
regulatory service. The quoted prices from non-exchange sources are reviewed on their tradability of market
prices. If quoted prices in an active market are not available, fair value is based on an analysis of available market
inputs, which includes consensus prices obtained from

one or more pricing services. Furthermore, fair values are
determined by valuation techniques discounting expected future cash flows using a market interest rate

curves,
referenced credit spreads, maturity

of the investment, and estimated prepayment

rates

where applicable.
Fair value hierarchy:

Government bonds and financial institutions bonds are generally traded in active markets,
where quoted prices are readily and regularly available and are hence, classified as Level 1. The remaining
positions are classified as Level 2 or Level 3.

Asset backed securities for which no active market is available and a
wide discrepancy in quoted prices exists, are classified as Level 3.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 59
Derivatives
Instrument description:

Derivatives contracts can either be exchange

-traded or over the counter (OTC).
Derivatives include interest rate

derivatives, FX derivatives, Credit derivatives,

Equity derivatives and commodity
derivatives.
Valuation:

The fair value of exchange-traded derivatives

is determined using quoted market prices in an active
market and are classified as Level 1 of the fair value hierarchy.

For instruments that are not actively traded, fair
values are estimated based on valuation techniques. OTC

derivatives and derivatives trading in an inactive
market are valued using valuation techniques. The valuation

techniques and inputs depend on the type of
derivatives

and the nature of the underlying instruments. The principal techniques used to value these instruments are based on (amongst others) discounted cash flows option pricing models and Monte

Carlo
simulations. These valuation models calculate the present value of expected future cash flows, based on ‘no-
arbitrage’ principles. The models are commonly used in the financial industry and inputs to the validation models are determined from observable market data

where possible. Certain inputs may not be observable in the
market, but can be determined from observable prices via valuation model calibration procedures. These inputs
include prices available from exchanges, dealers, brokers

or providers of pricing, yield curves, credit spreads,
default rates, recovery

rates, dividend rates, volatility of underlying interest

rates, equity prices, and foreign
currency exchange rates

and reference is made to quoted prices, recently executed

trades, independent market
quotes and consensus data, where available.
For uncollateralised OTC

derivatives, ING applies Credit Valuation

Adjustment to correctly reflect the
counterparty credit risk in the valuation and Debit Valuation

Adjustments to reflect the credit risk of ING for its
counterparty.

See sections CVA/DVA

in section c) Valuation Adjustments for more

details regarding the
calculation.
Fair value hierarchy:

The majority of the derivatives are priced using observable inputs and are classified as Level
2. Derivatives for which the input cannot be implied from observable market data are classified as Level 3.
Loans and receivables
Instrument description:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables carried at fair value includes trading loans, being securities lending and similar agreement comparable to collateralised lending, syndicated loans,
loans expected to be sold and receivables with regards to

reverse repurchase transactions.
Valuation:

The fair value of loans and receivables are generally based on quoted market prices. The fair value of
other loans is estimated by discounting expected future cash flows using a discount rate that reflects credit risk,
liquidity, and other current

market conditions. The fair value of mortgage loans is estimated by taking into
account prepayment behaviour.
Fair value hierarchy:

Loans and receivables are predominantly classified as Level 2. Loans and receivables for which current market information about similar assets to use as observable,

corroborated data for

all significant
inputs into a valuation model is not available are classified as Level 3.
Financial liabilities at fair value through profit and loss

Instrument description:

Financial liabilities at fair value through profit and loss include debt securities, debt instruments, primarily comprised of structured notes, which are held at fair value under the fair value option.
Besides that, it includes derivative contracts and repurchase agreements

.
Valuation:

The fair values of securities in the trading portfolio and other liabilities at fair value through profit or
loss are based on quoted market prices, where available. For those securities not actively traded, fair values are
estimated based on internal discounted cash flow valuation techniques using interest rates and credit spreads
that apply to similar instruments.
Fair value hierarchy:

The majority of the derivatives are classified as Level 2. Derivatives for which the input
cannot be derived from observable market data are

classified as Level 3.
Transfers

between Level 1 and 2
No significant transfers from

Level 2 to Level 1 were recorded in the reporting period 2022.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 60
Level 3: Valuation techniques

and inputs used

Financial assets and liabilities in Level 3 include both assets and liabilities for which the fair value was determined using (i) valuation techniques that incorporate unobservable inputs as well as

(ii) quoted prices which have been
adjusted to reflect that the market

was not actively trading at or around the balance sheet date. Unobservable inputs are inputs which are based on ING’s own assumptions about the factors that market participants would
use in pricing an asset or liability, developed based on the best information available in the circumstances.
Unobservable inputs may include volatility,

correlation, spreads to discount rates,

default rates and recovery
rates, prepayment rates,

and certain credit spreads. Valuation techniques

that incorporate unobservable inputs
are sensitive to the inputs used.

Of the total amount of financial assets classified as Level 3 as at 30 June 2022 of EUR
6.9

billion (31 December
2021: EUR
6.2

billion), an amount of EUR
2.0

billion (
28.4
%) (31 December 2021: EUR
2.0

billion, being
32.5
%) is
based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial assets includes approximately EUR
3.6

billion (31 December 2021: EUR
2.9

billion)
which relates to financial assets that are part of structures that are designed to be fully neutral in terms of
market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to
market risk is insignificant. Whereas the fair value of individual components of these structures may be
determined using different techniques and the fair value

of each of the components of these structures may be
sensitive to unobservable inputs, the overall sensitivity is by design not significant.
The remaining EUR
1.4

billion (31 December 2021: EUR
1.3

billion) of the fair value classified in Level 3 financial
assets is established using valuation techniques that incorporates certain inputs that are unobservable.
Of the total amount of financial liabilities classified as Level 3 as at

30 June 2022 of EUR
0.5

billion (31 December
2021: EUR
0.3

billion), an amount of EUR
0.0

billion (
5.4
%) (31 December 2021: EUR
0.1

billion, being
42.0
%) is
based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.
Furthermore, Level 3 financial liabilities includes approximately EUR
0.2

billion (31 December 2021: EUR
0.1
billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in
terms of market risk. As explained above, the fair value of each of the components of these structures may be
sensitive to unobservable inputs, but the overall sensitivity is by design not significant.
The remaining EUR
0.3

billion (31 December 2021: EUR
0.1

billion) of the fair value classified in Level 3 financial
liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.
The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability.

The lower and upper range mentioned
in the overview represent the lowest and highest variance of the respective valuation input as actually used in
the valuation of the different financial instruments. Amounts and percentages stated are unweighted.

The range
can vary from period to period subject to market movements

and change in Level 3 position. Lower and upper
bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty.

For valuation uncertainty assessment, reference

is made
to section Sensitivity analysis of unobservable inputs (Level 3).

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 61
Valuation techniques and range of unobservable

inputs (Level 3)
Assets Liabilities Valuation techniques
Significant unobservable inputs
Lower range Upper range
In EUR million
30

June

2022
31

December

2021
30

June

2022
31

December

2021
30

June

2022
31

December

2021
30

June

2022
31

December

2021
At fair value through profit or loss
Debt securities
3,282
2,643
8
Price based Price (%)
0%
0%
122%
121%
Equity securities
120
134
Price based Price (price per share)
0
0
5,475
5,475
Loans and advances
1,826
1,598
Price based Price (%)
1%
0%
100%
100%
Present value techniques Credit spread (bps)
1
0
240
250
(Reverse) repo's
239
650
Present value techniques Interest rate (%)
0%
0%
3%
1%
Structured notes
121
135
Price based Price (%)
83%
84%
110%
125%
Option pricing model Equity volatility (%)
15%
13%
33%
30%
Equity/Equity correlation
0.6
n.a.
1.0
n.a.
Equity/FX correlation
-0.6
0
0.6
0
Dividend yield (%)
0%
3%
6%
4%
Present value techniques Credit spread (bps)
94
94
Derivatives
–

Rates
286
5
229
35
Option pricing model Interest rate volatility (bps)
51
43
144
82
Present value techniques Reset spread (%)
2%
2%
2%
2%
Prepayment rate (%)
5%
12%
–

FX
98
27
95
30
Option pricing model Implied volatility (%)
1%
1%
32%
16%
–

Credit
4
75
108
94
Present value techniques Credit spread (bps)
6
1
885
359
Price based Price (%)
0%
0%
0%
100%
–

Equity
30
–17
27
Option pricing model Equity volatility (%)
16%
11%
115%
119%
Equity/Equity correlation
0.5
0.5
1.0
0.8
Equity/FX correlation
-0.7
-0.7
0.1
0.1
Dividend yield (%)
0%
0%
50%
18%
–

Other
1
3
9
Option pricing model Commodity volatility (%)
16%
20%
48%
89%
At fair value through other comprehensive income
–

Loans and advances
805
838
Present value techniques Prepayment rate (%)
6%
9%
6%
9%
Price based

Price (%)
83%
99%
99%
100%
–

Equity
242
225
Present value techniques Credit spread (bps)
6.9
2
6.9
2
Interest rate (%)
3%
3%
3%
3%
Price based Price (%)
122%
1%
122%
1%
Price based Other (EUR)
70
63
90
80
Total
6,903
6,228
545
330

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 62
Price
For securities where market prices are not available

fair value is measured by comparison with observable pricing data from similar instruments. Prices of
0
% are distressed to the point that no recovery is expected,

while prices
significantly in excess of
100
% or par are expected to pay a yield above current market

rates.
Credit spreads
Credit spread is the premium above a benchmark interest rate required by the market participant to accept a
lower credit quality. Higher credit spreads

indicate lower credit quality and a lower value of an asset.
Volatility
Volatility is a measure for variation

of the price of a financial instrument or other valuation input over time.
Volatility is one of the key inputs in option pricing models. Typically,

the higher the volatility, the higher value of
the option. Volatility varies by the underlying reference

(equity, commodity,

foreign currency and interest rates),
by strike, and maturity of the option. The minimum level of volatility is
0
% and there is no theoretical maximum.
Correlation
Correlation is a measure of dependence between two underlying references which is relevant for valuing
derivatives and other instruments having more than one underlying reference.

High positive correlation (close to
1) indicates strong positive (statistical)

relationship, where underliers move, everything else equal, into the same direction. The same holds for a high negative correlation.
Reset spread
Reset spreads are key inputs to mortgage linked prepayment swaps valuation. Reset spread is the future spread at which mortgages will re-price at interest rate reset dates.
Inflation rate

Inflation rate is a key input to inflation

linked instruments. Inflation linked instruments

protect against price
inflation and are denominated and indexed to investment

units. Interest payments would be based on the
inflation index and nominal rate in order to receive/pay

the real rate of return. A rise in nominal coupon
payments is a result of an increase in inflation expectations, real rates, or both.
Dividend yield
Dividend yield is an important input for equity option pricing models showing how much dividends a company is expected to pay out each year relative to

its share price. Dividend yields are generally expressed as an annualised percentage of share price.
Jump rate
Jump rates simulate abrupt changes in valuation models. The rate is an added component to the discount rate in
the model to include default risks.

Prepayment rate
Prepayment rate is a key

input to mortgage and loan valuation. Prepayment rate

is the estimated rate at which
mortgage borrowers will repay

their mortgages early, e.g.
5
% per year.

Prepayment rate and reset spread

are key
inputs to mortgage linked prepayment

swaps valuation

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 63
Level 3: Changes during the period
Changes in Level 3 Financial assets
Trading assets
Non-trading
derivatives
Financial assets

mandatorily at FVPL
Financial assets
designated at FVPL
Financial assets
at FVOCI Total
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Opening balance

822
882
1
1
1,862
1,191
2,480
796
1,063
1,231
6,228
4,101
Realised gain/loss

recognised in the statement of profit or loss during the period

1
–83
22
1
–8
32
172
–80
9
–12
90
–37
Revaluation recognised in other comprehensive income during the period

2
–61
22
–61
22
Purchase of assets
64
453
4
3
567
1,496
581
1,919
180
165
1,396
4,036
Sale of assets
–
5
–
48
–
3
–
246
–
612
–
196
–
141
–
121
–
234
–
568
–
1,037
Maturity/settlement
–
335
–
14
–
282
–
163
–
13
–
36
–
109
–
653
–
299
Reclassifications

–5
–5
–6
–5
–11
Transfers

into Level 3
232
43
280
4
–1
409
–45
–1
881
42
Transfers

out of Level 3
–
434
–
517
–
1
–
95
–
98
–
529
–
615
Exchange rate differences
34
0
23
20
8
57
9
122
29
Changes in the composition of the group and other changes
0
–2
–2
Closing balance
295
822
285
1
1,822
1,862
3,454
2,480
1,047
1,063
6,903
6,228
1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amounts
includes EUR
-75

million (31 December 2021: EUR
50

million) of unrealised gains and losses recognised in the statement of profit or loss.

2

Revaluation recognised in other comprehensive income is included on the line ‘Net change in fair value of debt instruments at fair value through other comprehensive income’.
In 2022, the transfers into level

3 mainly consisted of structured notes, measured designated as at fair value
through profit or loss, which were transferred

into Level 3 due to market illiquidity.

This caused the valuation
being significantly impacted by unobservable inputs.
In 2022, the non-trading derivatives were transferred

to Level 3 as a result of the valuation being significantly
impacted by unobservable inputs.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 64
Changes in Level 3 Financial liabilities
Financial liabilities
designated as at fair

value through profit or
loss Trading liabilities
Non-trading
derivatives Total
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Opening balance
160
180
35
39
135
180
330
398
Realised gain/loss recognised in
the statement of profit or loss

during the period
1
41
101
11
-5
13
47
113
Additions
42
58
8
3
6
52
56
113
Redemptions
-7
-10
-3
-140
-7
-153
Maturity/settlement
-103
-44
-71
-1
-174
-45
Transfers

into Level 3
92
48
175
122
233
389
282
Transfers

out of Level 3
-35
-173
-3
-65
-203
-100
-378
Exchange rate differences
5
0
0
0
0
0
5
0
Closing balance
195
160
229
35
121
135
545
330
1

Net gains/losses were recorded as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes
EUR
47

million (2021: EUR
113

million) of unrealised gains and losses recognised in the statement of profit or loss.
In 2022, the transfers into level

3 mainly consisted of structured notes, measured designated as at fair value
through profit or loss, which were transferred

into Level 3 due to market illiquidity.

This caused the valuation
being significantly impacted by unobservable inputs.
In 2022, the non-trading derivatives were transferred

to Level 3 as a result of the valuation being significantly
impacted by unobservable inputs.
Recognition of unrealised gains and losses in Level 3
Amounts recognised in the statement of profit or loss relating to unrealised gains and losses during the year that
relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in
the statement of profit or loss.
In 2021 and 2022, unrealised gains and losses that relate to ‘Financial assets at fair value through other
comprehensive income’ are included in the Revaluation

reserve – Equity securities at fair value through other
comprehensive income or Debt

Instruments at fair value through other comprehensive income.
Level 3: Sensitivity analysis of unobservable inputs
Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range

of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a
90
% level of valuation certainty.

The
actual levels chosen for the unobservable inputs in preparing the financial statements are consistent with the
valuation methodology used for fair valued financial instruments.
In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk
factors) at portfolio level across different

product categories. Where the disclosure looks at individual Level

3
inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

This disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give
limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

The valuation uncertainty in the table below is broken

down by related risk class rather than by product.

The
possible impact of a change of unobservable inputs in the fair value o of financial instruments where unobservable inputs are significant to the valuation is as follows:

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 65
Sensitivity analysis of Level 3 instruments
Positive fair value
movements from

using reasonable

possible alternatives
Negative fair value
movements from

using reasonable

possible alternatives
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Equity (equity derivatives, structured notes)
27
3
-19
-27
Interest rates (Rates derivatives,

FX derivatives)
12
15
-1
Credit (Debt securities, Loans, structured notes, credit derivatives)
28
27
-7
-2
68
45
-26
–30
Financial instruments not measured at fair value
The following table presents the estimated fair values

of the financial instruments not measured at fair value in
the statement of financial position. The aggregation of the fair values presented below does not represent, and
should not be construed as representing, the underlying value of ING Group.
Methods applied in determining fair values of financial assets and liabilities (carried at amortised cost)
Carrying Amount
Total fair

value
30

June
2022
31

December

2021
30

June
2022
31

December

2021
Financial Assets
Loans and advances to banks
22,966
23,592
22,845
23,635
Loans and advances to customers
643,478
625,122
619,738
635,657
Securities at amortised cost
48,371
48,319
45,601
48,323
714,815
697,032
688,184
707,614
Financial liabilities
Deposits from banks
90,513
85,092
90,719
86,035
Customer deposits
642,455
617,400
641,837
617,641
Debt securities in issue
93,123
91,784
93,224
93,085
Subordinated loans
15,473
16,715
14,913
17,203
841,564
810,990
840,693
813,964
20

Legal proceedings
ING Group and its consolidated subsidiaries are involved in governmental,

regulatory, arbitration

and legal
proceedings and investigations in the Netherlands and in a number of foreign jurisdictions, including the U.S., involving claims by and against them which arise in the ordinary course of their businesses, including in connection with their activities as lenders, broker-dealers, underwriters, issuers of securities and investors and
their position as employers and taxpayers. In certain

of such proceedings, very large or indeterminate amounts
are sought, including punitive and other damages.

This note should be read in conjunction with Note 46 of the 2021 consolidated financial statements of ING
Group, which included further details on legal proceedings.
While it is not feasible to predict or determine the ultimate outcome of all pending or threatened governmental, regulatory,

arbitration and legal proceedings and investigations,

ING is of the opinion that some of the
proceedings and investigations set out below may

have or have in the recent past had a significant effect

on the
financial position, profitability or reputation of ING and/or ING and its consolidated subsidiaries.

SIBOR – SOR litigation:

In July 2016, investors in derivatives tied to the Singapore

Interbank Offer Rate (“SIBOR”)
filed a U.S. class action complaint in the New York

District Court alleging that several banks, including ING,
conspired to rig the prices of derivatives tied to SIBOR and the Singapore Swap Offer

Rate (“SOR”). The lawsuit
refers to investigations

by the Monetary Authority of Singapore (“MAS”) and other regulators, including the U.S.
Commodity Futures Trading Commission (“CFTC”), in relation to rigging prices of SIBOR- and SOR based derivatives. In October 2018, the New York

District Court issued a decision dismissing all claims against ING
Group and ING Capital Markets LLC, but leaving ING Bank, together with several other banks, in the case, and
directing plaintiffs to file an amended complaint consistent with the Court's rulings. In October 2018, plaintiffs
filed such amended complaint, which asserts claims against a number of defendants but none against

ING Bank
(or any other ING entity), effectively dismissing ING Bank from the case. In December 2018, plaintiffs sought permission from the Court to file a further amended complaint that names ING Bank as a defendant. In July 2019, the New York District Court granted

the defendants’ motion to dismiss and denied leave to further amend the complaint, effectively dismissing all remaining claims against ING Bank. In March

2021, the Second Circuit court
vacated the District Court’s ruling. The case was remanded to the District Court to reconsider the amended
complaint that would add ING Bank N.V.

back to the case. In April 2021, the defendants filed a petition for rehearing with the Second Circuit court. In May 2021, the Second Circuit court denied the defendants’

petition. In
March 2022, plaintiffs and ING executed

a formal class settlement agreement. On June 9, 2022, the Court preliminary approved ING’s settlement

(and those of all other defendants) with plaintiffs.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 66
Mortgage expenses claims:

ING Spain has received claims and is involved in procedures with customers regarding reimbursement of expenses associated

with the formalisation of mortgages. In most court proceedings in first instance the expense clause of the relevant

mortgage contract has been declared null and ING Spain has
been ordered to reimburse all or part of the applicable expenses. Since 2018, the Spanish Supreme Court and the
European Court of Justice have issued rulings setting out which party should bear notary,

registration, agency,
and stamp duty costs. In January 2021, the Spanish Supreme Court ruled that valuation costs of mortgages, signed prior to 16 June 2019, the date the new mortgage law entered into force,

should be borne by the bank.
Media attention for the statute

of limitations applicable to the right to claim reimbursement of costs resulted in
an increased number of claims at the beginning of 2021. In June 2021, the Supreme Court published a press release informing of its decision to ask the European Court of Justice for a preliminary ruling regarding the
criteria that should be applied to determine the date from which the action for claiming the reimbursement of
mortgage expenses is considered to be expired.

ING Spain has also been included, together with other Spanish banks, in three class actions filed by customer associations. In one of the class actions an agreement was reached with the association. In another class action ING filed an appeal asking the Spanish Court of Appeal to determine that the ruling of the court of first instance is only applicable to the consumers that were part of the case. The
National Court has revoked the ruling and declared that the consumers will not be able to initiate an action for
compensation based on first instance ruling, as the claimant association intended. This last decision is not yet final, as it could be appealed in the Supreme Court. A provision has been established in the past and has been adjusted where appropriate.
Imtech claim:

In January 2018, ING Bank received a claim from Stichting ImtechClaim.nl and Imtech Shareholders
Action Group B.V.

on behalf of certain (former) shareholders of Imtech N.V.

(“Imtech”). Furthermore, in March
2018, ING Bank received another claim on the same subject matter from the Dutch Association of Stockholders
(Vereniging van Effectenbezitters,

“VEB”). In June 2022 VEB reiterated and further substantiated its claim in a letter to ING. Each of the claimants allege inter alia that shareholders were misled by the prospectus of the rights
issues of Imtech in July 2013 and October 2014. ING Bank, being one of the underwriters of the rights issues, is held liable by the claimants for the damages that investors

in Imtech would have suffered.

ING Bank responded
to the claimants denying any and all responsibility in relation to the allegations made in the relevant letters. In
September 2018, the trustees in the bankruptcy of Imtech claimed from various financing parties, including ING, payment of what the security agent has collected following bankruptcy or intends to collect, repayment of all
that was repaid to the financing parties, as well as compensation for the repayment of the bridge financing. At this moment it is not possible to assess the outcome of these claims nor to provide an estimate of the (potential)
effect

of these claims.
Certain Consumer Credit Products : In October 2021, ING announced that it would offer compensation to certain of its Dutch retail customers in connection with certain revolving consumer loans with variable interest rates

that
allegedly did not sufficiently follow market rates.

This announcement was made in response to a number of
rulings by the Dutch Institute for Financial Disputes (Kifid) regarding similar products at other banks. ING
currently expects that any such compensation will be paid before the end of 2022. ING has recognized a provision
of €
180

million in 2021 for compensation and costs in connection with this matter.

On 22 December 2021, ING
announced that it has reached an agreement with the Dutch Consumers’ Association (Consumentenbond) on the
compensation methodology for revolving credits. Meanwhile there are complaints handled by KIFID and cases
before the court against other banks about the method to be used for calculating compensation and about the
fairness of the interest clauses used. When final, such rulings can have an impact on financial institutions offering consumer credit products with such interest clauses in the Netherlands, including ING.
21

Consolidated companies and businesses acquired and divested
On 28 October 2021 ING announced that its subsidiary Payvision will start phasing out its services as a payment service provider and acquirer.

The aim is to complete the phase-out process in 2022.
ING has been active in the French retail banking market since 2000 as an online bank. In December 2021 ING announced that it will leave the retail banking market in France in order to sharpen the focus of its business
portfolio. ING and Boursorama (a subsidiary of Societe Generale) have signed an agreement to offer the
attractive services to retail customers

of ING in France.

The contract allows ING customers to join Boursorama

and benefit from a simplified account opening process
and exclusive offers. The agreement

also includes the transfer to Boursorama of ‘as

surance-vie’ (investment
products) contracts, for which ING acts as a broker

with Generali Vie. Home loans and consumer loans are not
included in the agreement and the portfolio will continue to be managed by ING.
The agreement follows ING’s

announcement in December 2021 to exit the French retail banking market.

The aim
is to finalise this exit by the end of 2022. ING’s departure from the France retail banking market is proceeding
well with EUR
5.5

billion saving accounts already transferred

to Boursorama. ING will continue its Wholesale
Banking activities in France, with a focus on strengthening its position and the ambition to be the go-to bank for sustainable finance.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 67
22

Capital management

ING Group’s Common Equity Tier 1 capital

(CET1) ratio decreased to
14.7
% as at 30 June 2022 (31 December
2021:
15.9
%), mainly driven by an increase in risk-weighted assets due to model impacts and rating migration on
Russia-related exposure.

ING’s CET1 target

level is around
12.5
%. This target level is comfortably above

the prevailing Maximum
Distributable Amount (MDA) level of
10.51
%, implying a management buffer of ~
200

basis points.
Distribution
ING has reserved EUR
965

million of the net profit of the 6 month period ended 30 June 2022 for distribution outside of CET1 capital, reflecting our distribution policy of a
50
% pay-out ratio on resilient net profit. Resilient
net profit (which is defined as net profit adjusted for significant items not linked to the normal course of
business) in 1H2022 is EUR
1,883

million, which includes a positive P&L adjustment of EUR
277

million related to
hyperinflation accounting on Turkey

.

Following our distribution policy of a
50
% pay-out ratio on resilient net profit,

a final cash dividend over 2021 of
EUR
0.41

per share was paid on 9 May 2022. An interim dividend over 1H2022 of EUR
0.17

per share will be paid
on 15 August 2022 (representing ~ 1/3

of the 1H2022 resilient net profit).
On 28 February 2022, ING announced that it had completed a share buyback programme for EUR
1,744

million to
distribute the remaining amount of profits originally reserved over 2019. A total number of
139.7

million ordinary
shares were repurchased under the programme and have

been cancelled.

On 6 May 2022, ING announced a next step to converge

the CET1 ratio towards the CET1 target

level by
distributing an additional EUR
1,250

million. A cash dividend of EUR
0.232

per share was paid on 18 May 2022
and a total number of
40.7

million ordinary shares were repurchased by the remaining amount (EUR
380

million)
via a share buyback programme, which was completed on 14 July 2022.
Ratings
The ratings and outlook from S&P,

Moody’s and Fitch remained unchanged in the first half year of 2022.
23

Subsequent events

ING Bank Slaski which is
75
% owned by ING Group announced at 15 July 2022 that it will book a material negative impact of approximately EUR
363

million in the third quarter of 2022 which will be fully consolidated into ING
Groups pre-tax results in the third quarter of 2022. After corporate tax and the adjustment for non-controlling
interest the impact on ING Groups net result for the third

quarter of 2022 will be approximately EUR
210

million.
This impact is driven by the new law enacted in Poland in July 2022, that provides borrowers with a PLN-
denominated mortgage the option to suspend the mortgage instalments for up to eight months – two
instalments per quarter in the second half year of 2022 and one instalment per quarter in 2023. The affected assets’ gross carrying value prior to the change in law was PLN
56,079

million. The change in law resulted in a
reduction of the affected assets’ gross carrying value measured under IFRS 9, based on the bank’s estimate that
borrowers will apply
70
% of the total available monthly suspensions. The reduction in the assets’ gross carrying value amounts to PLN
1.7

billion and is recognised in profit or loss in 3Q 2022. The estimate of the amount of monthly suspensions that will be applied by borrowers will be reviewed regularly,

which can result in additional
gains or losses.
Next to this there are no subsequent events to report other than those disclosed in Note 22 Capital
Management.

Contents
Interim report

Risk management

Condensed consolidated interim financial
statements
Notes to the Condensed consolidated interim
financial statements
Additional notes to the Condensed consolidated interim
financial statements
ING Group Interim financial report on form 6-K for the six month period ended 30 June 2022 - Unaudited 68
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to
be signed on its behalf by the undersigned, thereunto duly authorized.
ING Groep N.V.
(Registrant)
Date: August 3, 2022
By: /s/T.

Phutrakul
T.

Phutrakul
Chief Financial Officer